SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

23rd November 2005

FINANCIAL YEAR 2005-06

SHARP INCREASE IN RESULTS IN Q2 2005-06

•	Turnover up 10% to 5.64 billion Euros

•	Operating profit up 56% to 528 million Euros

•	Net profit of 717 million Euros, including the capital gain on Amadeus

INTERIM RESULTS REFLECT THE SUCCESS OF THE AIR FRANCE-KLM MERGER

•	Operating profit up 46% to 750 million Euros

•	Operating margin of 6.9%, strongly ahead

•	Net profit of 829 million Euros

•	Further reduction in gearing and strengthening of the financial structure

SECOND HALF OBJECTIVE OF A CLEARLY POSITIVE OPERATING RESULT

The board of Directors of Air France-KLM, at a meeting on 22nd November 2005, chaired by Jean-Cyril Spinetta, examined the accounts for the First Half of Financial Year 2005-06.

“The merger between Air France and KLM is increasingly confirming its success, the Chairman commented. ”These very strong interim results reflect the strategic rationale of the merger and validate our strategy of profitable growth. The merger synergies are now feeding through strongly and, combined with our ongoing cost control measures, have led to a significant improvement in our profitability. The strong traffic which we are continuing to see, together with the level of our advance bookings, make us confident that we will be able to sustain these good results over the year as a whole. Together, Air France and KLM have created a long term competitive advantage from which we are just beginning to enjoy the benefits.”

Consolidated figures under IFRS

	Three months to 30th September			Six months to 30th September
Financial year 2005-06 (in € millions)	2005	2004	Change	2005	2004 (1) Pro-forma	Change
Turnover	5,636	5,116	+10.2%	10,822	10,026	+7.9%
Operating income	528	339	+55.8%	750	512	+46.5%
Pre- tax income of fully integrated companies	1,014	307	n.s.	1,163	844	+37.8%
Net profit, Group share	717	195	n.s.	829	708	+17.1%
Net earnings per share (in €)	2.73	0.76	n.s.	3.16	2.78	+13.7%

(1)	Air France and KLM consolidated over 6 months

Contact : Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website : www.airfranceklm-finance.com

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Second quarter to 30th September 2005: Operating profit up 56% to 528 million euros, operating margin of 9.4%

Passenger transport for Air France-KLM remained very dynamic during the second quarter, in line with the trend since the beginning of the year, and despite the rise in the oil price. On the other hand, weak European export markets continued to weigh on the Cargo activity, although lacklustre traffic levels were offset by robust unit revenues.

Turnover rose 10.2% to 5.64 billion Euros. Thanks to synergies and ongoing cost-saving measures, the rise in operating costs was limited to 7.0% at 5.11 billion Euros. Excluding fuel, the rise would have been 3.1%. The main changes in operating costs were as follows:

•	A 29% rise in fuel charges to 908 million Euros (704 million Euros at 30th September 2004), reflecting a rise in volumes of 3%, a rise in jet fuel prices of 49% and a hedging impact of 23%.

•	Commercial and distribution costs were down 14.6% to 321 millions Euros, mainly as a result of the transition to the zero commission system.

•	A 4.1% rise in employee costs to 1.54 billion Euros for a stable headcount of 102,460 employee.

•	The items “charge to operating provisions” and “other income and charges”, posted a negative variance of 73 million Euros as at 30th September 2005, having benefited from provision write-backs in the same period a year earlier.

Unit costs measured in equivalent available seat kilometers (EASK) rose by 1.7%. On a constant currency and fuel cost basis, they fell 2.7%.

Operating income for the quarter rose 56% to 528 million Euros, up from 339 million Euros at 30th September 2004.

Income from operating activities stood at 1.06 billion Euros (versus 352 million Euros at 30th September 2004). This included the 504 million Euro accounting value of the capital gain generated by the disposal of Amadeus shares under the public offer by the new company, WAM.

Pre-tax income of fully integrated companies amounted to 1.01 billion Euros versus 307 million Euros at 30th September 2004. The tax charge was 240 million Euros (versus 142 million Euros at 30th September 2004). The contribution from Associates was negative by 47 million Euros (versus a positive contribution of 22 million Euros at 30th September 2004) due mainly to an impairment test in respect of Martinair, 50% owned by KLM, which generated a loss of 58 million Euros. Net income, Group share, amounted to 717 million Euros, compared with 195 million Euros at 30th September 2004.

Information by business

Passenger

For the three months to 30th September 2005, traffic rose by 9.0% on capacity up by 5.0%, leading to a 2.2 point rise in load factor to 84.2%. This was 3.7 points above the average for the AEA, reflecting the reinforced position of Air France-KLM in the market.

Total passenger turnover was up 10.5% to 4.46 billion Euros. Over the period, the currency impact was virtually neutral at +0.2%. Operating income amounted to 425 million Euros, a rise of 61%.

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	Three months to 30th September
	2005	2004	Change
Total passenger business turnover (in € m)	4,456	4,032	+ 10.5%
Turnover from regular passenger business (in € m)	4,229	3,831	+ 10.4%
Unit revenue per RPK (in € cts)	8.30	8.19	+ 1.3%
Unit revenue per ASK (in € cts)	6.98	6.64	+5.1%
Unit cost per ASK (in € cts)	6.21	6.11	+1.5%
Operating profit	425	264	+ 61.0%

The yield (RRPK) was up 1.5% and unit revenue per available seat kilometer (RASK) rose 5.3%, both on a constant currency basis, despite the transition to the zero commission system, which limited the rise by some 1.5 points. Unit costs per available seat kilometer were down 1.9% on a constant currency and fuel price basis.

Cargo

Cargo saw another subdued quarter in terms of traffic, with the weakness of European exports continuing to weigh, but unit revenues remained robust. Traffic rose by just 1.6%, on capacity up by 6.4%. The load factor was down 3.0 points to 62.9%.

Turnover amounted to 698 million Euros, up 11.3%, while operating profit amounted to 34 million Euros compared with 19 million Euros a year earlier, up 78.9%.

	Three months to 30th September
	2005	2004	Change
Total cargo business turnover (in € m)	698	627	+ 11.3%
Turnover from transportation of cargo (in € m)	645	571	+13.0%
Unit revenues per RTK (in € cts)	24.62	22.13	+11.2%
Unit revenues per ATK (in € cts)	15.48	14.58	+6.2%
Unit costs in ATK (in € cts)	14.51	13.94	+4.1%
Operating profit (in € m)	34	19	+ 78.9%

Yield per revenue tonne kilometre was up 10.2% on a constant currency basis. Unit costs declined 2.5% on a constant currency and fuel price basis.

Maintenance

Third-party turnover at the Maintenance business was flat at 198 million Euros. Operating profit rose to 26 million Euros against 15 million Euros at 30th September 2004.

Other activities

Turnover of the Group’s other activities amounted to 284 million Euros, up 12.3%, while operating profit stood at 42 million Euros, compared with 39 million Euros a year earlier.

Six months to 30th September 2005: Operating profit of 750 million Euros, operating margin of 6.9%

Turnover rose 7.9% in the six months to 30th September 2005 to 10.82 billion Euros, while the increase in operating charges was limited to 5.9% at 10.1 billion Euros over the same period. Excluding fuel charges, they rose by only 1.9%.

The main changes in costs over the period were the fuel bill and commercial and distribution costs. The rise in the fuel bill (+30.4%) to 1.72 billion Euros reflected the combination of a volume effect of 3%, a price impact of 50%, a positive currency impact of 4% and a 19% impact from hedging. The transition to the zero commission system led to a reduction of 16.9% in commercial and distribution costs (636 millions at 30th September 2005).

3/10

Unit costs measured in equivalent available seat kilometers (EASK) increased by 1.2%, for unit revenues measured on the same basis up 5.1%. On a constant currency and fuel price basis, they declined by 2.7%.

Operating profit amounted to 750 million Euros up 46.5% (512 million Euros a year earlier). The operating margin saw a marked increase, rising from 5.1% to 6.9% year-on-year.

After taking into account the Amadeus operation (504 million Euros), income from operating activities amounted to 1.29 billion Euros against 976 million Euros at 30th September 2004 (which included the write-back of negative goodwill arising on the KLM acquisition of 424 million Euros).

Pre-tax income of fully integrated companies was up 37.8% to 1.16 billion Euros, compared with 844 million Euros a year earlier.

After a tax charge of 292 million Euros (against 181 million Euros at 30th September 2004) and a negative contribution from associates of 30 million Euros (compared with a positive contribution of 39 million Euros a year earlier), net income, Group share amounted to 829 million Euros, a rise of 17.1%, from 708 million Euros at 30th September 2004. Earnings per share stood at 3.16 Euros compared with 2.78 Euros at 30th September 2004.

Information by business

Passenger

Passenger activity in the first half was up 7.8% on capacity up by 4.9% leading to a 2.2 point increase in load factor to 81.9%.

Total passenger turnover rose by 8.6% to 8.54 billion Euros. Operating profit was strongly ahead, rising 52.5% to 601 million Euros at 30th September 2005.

	Six months to 30th September
	2005	2004	Change
Total passenger business turnover (in € m)	8,540	7,867	+ 8.6%
Turnover from regular passenger business (in € m)	8,088	7,452	+ 8.5%
Unit revenue per RPK (in € cts)	8.34	8.28	+ 0.7%
Unit revenue per ASK (in € cts)	6.83	6.60	+3.4%
Unit cost per ASK (in € cts)	6.24	6.17	+ 1.1%
Operating profit (in € m)	601	394	+ 52.5%

The yield (RRPK) was up 1.6%, and revenue per available seat kilometer (RASK) rose 4.3% on a constant currency basis. Unit costs per available seat kilometer were down 2.4% on a constant currency and fuel cost basis.

Cargo

For the six months to 30th September 2005, the rise in Cargo traffic of 1.5% lagged capacity growth of 6.3%, leading to a 3 point decline in load factor to 64.2%.

Turnover amounted to 1.36 billion Euros against 1.24 billion Euros a year earlier, up 9.1%. Operating profit was 45 million Euros against 37 million Euros, up 21.6% year-on-year.

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	Six months to 30th September
	2005	2004	Change
Total cargo turnover (in € m)	1,358	1,245	+9.1%
Turnover from transportation of cargo (in € m)	1,255	1,141	+10.0%
Unit revenues per RTK (in € cts)	23.89	22.04	+8.4%
Unit revenues per ATK (in € cts)	15.33	14.81	+3.5%
Unit costs per ATK (in € cts)	14.61	14.16	+3.2%
Operating profit (in € m)	45	37	+21.6%

On a constant currency basis, the yield (RRTK) rose 9.4%, and unit revenues per available tonne kilometre (RATK) by 4.5% . On a constant currency and fuel price basis, unit cost fell by 2.1%.

Maintenance

The Maintenance activity generated turnover of 411 million Euros, compared with 398 million Euros a year earlier. Operating profit almost doubled to 40 million Euros versus 21 million Euros at 30th September 2004.

Other activities

The main businesses within this segment are the catering activity, KLM’s charter activity, operated via its subsidiary, Transavia, sales at airports and holding company activities. Third party turnover from these activities amounted to 513 million Euros, a slight decline on the first half of 2004-05 which included nine months of Servair turnover. At 30th September 2005, the contributions to turnover were as follows: catering activity, 95.6 million Euros, Transavia, 334 million Euros (versus 281 million a year earlier) and airport sales, 47.3 million. Operating income of the division was 64 million Euros, of which 63 million Euros for Transavia, 8.6 million for Servair and –4.4 million for the holding company.

Financial structure: Gearing further reduced despite significant investment in fleet modernization

Capital expenditure amounted to 1.37 billion Euros during the six months to 30th September 2005. It was financed by operating cash flow of 1.31 billion Euros and proceeds from asset disposals of 147 million Euros. The Group’s cash position stood at 3.57 billion Euros, an increase of 1.18 billion Euros compared with 31st March 2005, of which 817 million Euros came from the Amadeus operation. Disposable credit facilities remain at 1.7 billion Euros.

The balance sheet structure was reinforced with net debt of 4.71 billion Euros, down 935 million Euros versus 5.64 billion Euros at 31st March 2005 and Stockholders’ Equity of 7.03 billion Euros, versus 5.01 billion Euros at 31st March 2005. This increase of 2.02 billion Euros was the result of the net profit of 829 million Euros plus the change in the value of hedging instruments of 1.33 billion Euros.

The gearing ratio was thus reduced from 1.13 at 31st March 2005 to 0.67 at 30th September 2005.

Second half objective of a clearly positive operating result

Based on the current strength of traffic and the level of advance bookings for the coming months, Air France-KLM’s objective is to generate a clearly positive result at the operating level in the second half of the year, coming on top of the excellent performance of the First Half.

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Diary

Wednesday November 23: Presentation of the 1st Half results 2005-06 at 3 pm (CET) at Pavillon Gabriel 5, avenue Gabriel – 75008 Paris

•	audio-web conference at 2:00 pm (London time) to connect to the conference call, please dial:

•	UK: 00 44 207 162 0125 (password: AKH)

•	US: 1 334 323 6203 (password: AKH)

•	to view the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHH1)

•	for instant replay, please dial:

•	UK: 00 44 207 031 4064 (pincode: 2328504)

•	US: 1 954 334 0342 (pincode: 2328504)

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE-KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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AIR FRANCE - KLM GROUP

CONSOLIDATED INCOME STATEMENT

(in euro million)	2nd quarter (July - September)			1st quarter (April - June)			Half year (April - September)
	2005/2006	2004/2005 Pro-forma	Variation	2005/2006	2004/2005 Pro-forma	Variation	2005/2006	2004/2005 Pro-forma	Variation
Operating revenues	5,636	5,116	10.2%	5,186	4,910	5.6%	10,822	10,026	7.9%
Other income from the business	6	4	50.0%	0	1	-100.0%	6	5	20.0%
Operating charges
Aircraft fuel	(908)	(704)	29.0%	(809)	(613)	32.0%	(1,717)	(1,317)	30.4%
Chartering costs	(151)	(145)	4.1%	(138)	(139)	-0.7%	(289)	(284)	1.8%
Aircraft operating lease costs	(154)	(156)	-1.3%	(155)	(149)	4.0%	(309)	(305)	1.3%
Landing fees and en route charges	(417)	(396)	5.3%	(403)	(384)	4.9%	(820)	(780)	5.1%
Catering	(105)	(106)	-0.9%	(101)	(105)	-3.8%	(206)	(211)	-2.4%
Handling charges and other operating costs	(305)	(285)	7.0%	(292)	(282)	3.5%	(597)	(567)	5.3%
Aircraft maintenance costs	(162)	(178)	-9.0%	(182)	(189)	-3.7%	(344)	(367)	-6.3%
Commercial and distribution costs	(321)	(376)	-14.6%	(315)	(389)	-19.0%	(636)	(765)	-16.9%
Other external expenses	(506)	(481)	5.2%	(503)	(467)	7.7%	(1,009)	(948)	6.4%

External expenses	(3,029)	(2,827)	7.1%	(2,898)	(2,717)	6.7%	(5,927)	(5,544)	6.9%

Salaries and related costs	(1,541)	(1,480)	4.1%	(1,594)	(1,537)	3.7%	(3,135)	(3,017)	3.9%
Taxes other than income taxes	(53)	(57)	-7.0%	(59)	(59)	0.0%	(112)	(116)	-3.4%
Depreciation / Amortization	(418)	(416)	0.5%	(391)	(406)	-3.7%	(809)	(822)	-1.6%
Provisions	(41)	8	-612.5%	(20)	(8)	150.0%	(61)	0	N.A.
Other income and expenses	(32)	(9)	255.6%	(2)	(11)	-81.8%	(34)	(20)	70.0%

Total operating charges	(5,114)	(4,781)	7.0%	(4,964)	(4,738)	4.8%	(10,078)	(9,519)	5.9%

Operating income	528	339	55.8%	222	173	28.3%	750	512	46.5%

Sales of aircraft equipement	0	17	-100.0%	0	3	-100.0%	0	20	-100.0%
Negative goodwill	3	0	N.A.	2	424	-99.5%	5	424	-98.8%
Other non-current income and expenses	530	(4)	N,S	4	24	-83.3%	534	20	2570.0%

Income from Operating activities	1,061	352	201.4%	228	624	-63.5%	1,289	976	32.1%

Gross cost of financial debt	(101)	(98)	3.1%	(87)	(79)	10.1%	(188)	(177)	6.2%
Income from cash and cash equivalents	47	52	-9.6%	27	14	92.9%	74	66	12.1%
Net cost of financial debt	(54)	(46)	17.4%	(60)	(65)	-7.7%	(114)	(111)	2.7%
Exchange income (loss)	4	0	N.A.	(23)	(17)	35.3%	(19)	(17)	11.8%
Change in fair value of the financial assets and liabilites valued at fair value	3	0	N.A.	4	0	N.A.	7	0	N.A.
Net increase in provisions	0	1	-100.0%	0	(5)	-100.0%	0	(4)	-100.0%

Pre-tax income of consolidated companies	1,014	307	230.3%	149	537	-72.3%	1,163	844	37.8%

Income Taxes	(240)	(142)	69.0%	(52)	(39)	33.3%	(292)	(181)	61.3%

Net income of consolidated companies	774	165	369.1%	97	498	-80.5%	871	663	31.4%

Share of results of equity affiliates	(47)	22	-313.6%	17	17	0.0%	(30)	39	-176.9%

Net income from continuing operations	727	187	288.8%	114	515	-77.9%	841	702	19.8%

Net income from discontinued operations	0	2	-100.0%	0	2	-100.0%	0	4	-100.0%

Income before minority interests	727	189	284.7%	114	517	-77.9%	841	706	19.1%

Minority interests	(10)	6	-266.7%	(2)	(4)	-50.0%	(12)	2	-700.0%

Net income - Group share	717	195	267.7%	112	513	-78.2%	829	708	17.1%

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FLEET AS OF 30 SEPTEMBER 2005

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05
B747-400	8	8	1	1	7	7	16	16	16	16
B747- 300/200	7	7					7	7	5	4
B777- 200/300	16	16	4	4	14	15	34	35	34	35
A340- 300	8	8	6	5	8	7	22	20	22	20
A330- 200	4	6	1	1	9	9	14	16	13	16
B767- 300	1	1					1	1

Long-haul fleet	44	46	12	11	38	38	94	95	90	91

B747- 400	1	2			3	3	4	5	4	5
B747- 200	5	5	1	1	2	2	8	8	8	8

Cargo	6	7	1	1	5	5	12	13	12	13

A321	11	11			2	2	13	13	13	13
A320	49	49	3	3	15	15	67	67	67	67
A319	18	19	4	4	21	21	43	44	43	44
A318	9	9					9	9	9	9
B737- 300/500	4	2	3	3	9	8	16	13	15	13
Medium-haul fleet	91	90	10	10	47	46	148	146	147	146

Total Air France fleet	141	143	23	22	90	89	254	254	249	250

REGIONAL FLEET

BRIT AIR

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
Canadair Jet 700	2	2	9	9			11	11	11	11
F100-100	1	2			9	9	10	11	10	11

Total	5	6	20	20	15	15	40	41	40	41

CITY JET

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05
BAE146-200/300*	5	5	1	1	11	12	17	18	17	18

Total	5	5	1	1	11	12	17	18	17	18

*	including 2 aircraft sub-leased by KLM U.K. to CityJet

REGIONAL

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05
BEECH 1900	6	3	1	1	1	1	8	5
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	9
EMB120-ER	7	6	3	3	3	2	13	11	10	9
F100-100	1	1	1	1	5	5	7	7	6	7
F70-70			5	5			5	5	5	5
SAAB 2000					6	6	6	6	6	6

Total	18	14	30	30	28	27	76	71	64	64

Total Regional fleet	28	25	51	51	54	54	133	130	121	123

Air Ivoire

Aircraft	Owned		Finance lease		Operating lease		TOTAL		In operation
	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05
F28			3	3			3	3	3	3
A321					1	1	1	1
Total			3	3	1	1	4	4	3	3

TOTAL Air France Group	169	168	77	76	145	144	391	388	373	376

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FLEET AS OF 30 SEPTEMBER 2005

KLM AND TRANSAVIA FLEET

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	31/3/05	9/30/05
B747-400	6	6	16	16			22	22	22	22
B777-200			4	4	6	6	10	10	10	10
MD11		1	8	7	2	2	10	10	10	10
A330-200				2				2		1
B767-300					12	11	12	11	12	11

Long-haul fleet	6	7	28	29	20	19	54	55	54	54

B747-400			3	3			3	3	3	3

Cargo			3	3			3	3	3	3

B737-900			2	2	3	3	5	5	5	5
B737-800	6	6	20	20	4	4	30	30	30	30
B737-700			4	5	5	5	9	10	9	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14

Medium-haul fleet	18	18	27	28	26	26	71	72	71	72

Total KLM fleet	24	25	58	60	46	45	128	130	128	129

REGIONAL FLEET

KLM Cityhopper

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	31/3/05	9/30/05
F70	18	18		3	3		21	21	20	21
F50			6	6	4	2	10	8	10	8

Total KLM Cityhopper fleet	18	18	6	9	7	2	31	29	30	29

KLM Cityhopper UK

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	3/31/05	9/30/05	31/3/05	9/30/05
F100	1	1	14	14	1	1	16	16	16	16
F50					6	6	6	6	6	6
Total KLM Cityhopper UK fleet	1	1	14	14	7	7	22	22	22	22

Total Regional fleet	19	19	20	23	14	9	53	51	52	51

TOTAL KLM Group	43	44	78	83	60	54	181	181	180	180

9/10

AIR FRANCE KLM GROUP

2004-05 PRO FORMA CONSOLIDATED INCOME STATEMENT UNDER IFRS

in euro million	1st quarter 2004-05 (3 months KLM)	2nd quarter 2004-05	3rd quarter 2004-05	4th quarter 2004-05	FY 2004-05 (12 months KLM)
OPERATING REVENUES	4,910	5,116	4,831	4,610	19,467
Other income from business	1	4	0	0	5
EXTERNAL EXPENSES	(2,717)	(2,827)	(2,786)	(2,585)	(10,915)
Aircraft fuel	(613)	(704)	(785)	(619)	(2,721)
Chartering costs	(139)	(145)	(142)	(139)	(565)
Aircraft operating lease costs	(149)	(156)	(152)	(154)	(611)
Landing fees and en route charges	(384)	(396)	(372)	(352)	(1,504)
Catering	(105)	(106)	(92)	(96)	(399)
Handling charges and other operating costs	(282)	(285)	(271)	(261)	(1,099)
Aircraft maintenance costs	(189)	(178)	(162)	(154)	(683)
Commercial and distribution costs	(389)	(376)	(352)	(318)	(1,435)
Other external expenses	(467)	(481)	(458)	(492)	(1,898)
Salaries & related costs	(1,537)	(1,480)	(1,531)	(1,658)	(6,206)
Taxes other than income tax	(59)	(57)	(58)	(54)	(228)
Charge to depreciation/amortization, net	(406)	(416)	(406)	(373)	(1,601)
Charge to operating provisions, net	(8)	8	(18)	(14)	(32)
Other income and charges, net	(11)	(9)	(12)	25	(7)

OPERATING INCOME	173	339	20	(49)	483

Gain on disposal of flight equipment, net	3	17	2	(3)	19
Restructuring costs	0	0	(9)	(12)	(21)
Gain on disposals of subsidiaries and affiliates	0	0	64	2	66
Amortization of negative goodwill	424	(1)	0	3	426
Other operating income and charges, net	24	(3)	0	5	26

INCOME FROM OPERATING ACTIVITIES	624	352	77	(54)	999

Income from cash and cash equivalent	14	52	22	38	126
Gross cost of financial debt	(79)	(98)	(88)	(91)	(356)

Net cost of financial debt	(65)	(46)	(66)	(53)	(230)

Exchange income (loss)	(17)	0	21	(9)	(5)
Change in fair value of the financial assets and liabilites valued at fair value	0	0	0	0	0
Net increase in provisions	(5)	1	3	(5)	(6)

PRE-TAX INCOME OF CONSOLIDATED COMPANIES	537	307	35	(121)	758

Income tax	(39)	(142)	(29)	64	(146)

NET INCOME OF CONSOLIDATED COMPANIES	498	165	6	(57)	612

Share of results of equity affiliates	17	22	14	20	73

NET INCOME FROM CONTINUING OPERATIONS	515	187	20	(37)	685

Net income from discontinued operations	2	2	2	0	6

INCOME BEFORE MINORITY INTERESTS	517	189	22	(37)	691

Minority interests	(4)	6	1	12	15

NET INCOME - GROUP SHARE	513	195	23	(25)	706

10/10

Air France — KLM Group

CONSOLIDATED FINANCIAL STATEMENTS

established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union

April 1, 2005 – September 30, 2005

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its The information herein contains forward-looking statements about Air France-KLM and its business. These forwardlooking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE-KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Air France — KLM Group

Consolidated income statement

		In EUR million
Half Year ended September 30,	Notes	2005	2004 pro forma (1) unaudited	2004
Operating revenues	4	10,822	10,026	9,536
Other income from the business		6	5	5

Income from ordinary operations		10,828	10,031	9,541

External expenses	5	(5,927)	(5,544)	(5,256)
Salaries and related costs	6	(3,135)	(3,017)	(2,875)
Taxes other than income taxes	0	(112)	(116)	(114)
Depreciation / Amortization	7	(809)	(822)	(782)
Provisions	7	(61)	—	4
Other income and expenses	8	(34)	(20)	(8)

Income from current operations		750	512	510

Sales of aircraft equipment		—	20	20
Negative goodwill	3	5	424	420
Other non-current income and expenses	9	534	20	19

Income from Operating activities		1,289	976	969

Gross cost of financial debt	10	(188)	(177)	(169)
Income from cash and cash equivalents	10	74	66	65
Net cost of financial debt	11	(114)	(111)	(104)
Other financial income and expenses		(12)	(21)	(20)

Pre-tax income of consolidated companies		1,163	844	845

Income Taxes	12	(292)	(181)	(181)

Net income of consolidated companies		871	663	664

Share of results of equity affiliates	15	(30)	39	39

Net income from continuing operations		841	702	703

Net income from discontinued operations		—	4	4

Income before minority interests		841	706	707

Minority interests		(12)	2	2

Net income - Group share		829	708	709

Net earnings per share (in euros)	13

- undiluted		3.16		2.78
- diluted		2.97		2.59

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

Air France — KLM Group

Consolidated balance sheet

		In EUR million
	Notes	September 30, 2005	March 31, 2005
Assets

Goodwill		218	211
Intangible fixed assets		427	437
Flight equipment	14	10,791	10,394
Other property, plant and equipment	14	1,917	1,895
Investments in equity affiliates	15	192	571
Pension assets		1,132	1,049
Other financial assets		1,113	1,086
Deferred taxes		—	140
Other debtors	16	1,604	350

Non-current assets		17,394	16,133

Other financial assets		125	76
Inventories and work in progress		408	382
Trade receivables		2,649	2,272
Income tax receivables		3	6
Other debtors	16	1,892	969
Cash and cash equivalents		3,707	2,652

Current assets		8,784	6,357

Total assets		26,178	22,490

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

Air France — KLM Group

Consolidated balance sheet (continued)

		In EUR million
	Notes	September 30, 2005	March 31, 2005
Liabilities

Capital	17	2,290	2,290
Additional paid-in capital	17	430	384
Treasury shares	17	(91)	(19)
Reserves and retained earnings	17	4,281	2,254

Equity capital (Group share)		6,910	4,909

Minority interests		120	103

Equity capital and minority interests		7,030	5,012

Provisions and employee benefits	18	1,905	1,985
Financial liabilities	19	8,218	7,831
Deferred tax liabilities	20	928	148
Other liabilities	21	576	481

Non-current liabilities		11,627	10,445

Provisions and employee benefits	18	159	124
Financial liabilities	19	1,044	1,102
Trade payables		2,104	1,901
Advance ticket sales		1,658	1,656
Income tax liabilities		170	8
Other liabilities	21	2,253	1,980
Bank loans		133	262

Current liabilities		7,521	7,033

Total liabilities		26,178	22,490

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

Air France — KLM Group

Consolidated Statements of Changes in Stockholders’ Equity

	In EUR million
Before appropriation of earnings	Number of shares composing Capital	Capital	Add’l paid- in capital	Reserves	Treasury stock	Translation adjustment	Equity group share	Minority interests	Equity and minority interests
March 31, 2004	219,780,887	1,868	261	1,277	(18)	(9)	3,379	87	3,466

Capital increase	49,602,631	422	346				768		768
Contribution of assets			923	(923)			—		—
Cost of exchange offer			(17)				(17)		(17)
Dividends paid				(16)			(16)	(1)	(17)
Treasury stock					(33)		(33)		(33)
Translation adjustment						3	3	2	5
Income for the year				709			709	(2)	707
Change in consolidation							—	50	50

September 30, 2004	269,383,518	2,290	1,513	1,047	(51)	(6)	4,793	136	4,929

March 31, 2005	269,383,518	2,290	384	2,263	(19)	(9)	4,909	103	5,012

First application of IAS 32 and IAS 39				754	(76)		678	3	681
Oceane			46				46		46
Salary for Share exchange				(96)			(96)		(96)
Dividends paid				(39)			(39)		(39)
Treasury stock					4		4		4
Change in other comprehensive income				572			572	4	576
Translation adjustment						7	7	4	11
Income for the year				829			829	12	841
Change in consolidation							—	(6)	(6)

September 30, 2005	269,383,518	2,290	430	4,283	(91)	(2)	6,910	120	7,030

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

The items “First-time application of IAS 32 and IAS 39” and “Change in cash flow hedges” reflect the application of these two standards as of April 1, 2005 and primarily affect:

•	The impact of the derivatives related to hedges on fuel purchases, the rate risk and the currency risk, the counterparty of which is recognized in “other debtors” and “other liabilities”. The impact of the first application is 1,145 million euros before tax effect (754 million euros after tax effect) primarily related to hedges on fuel purchases (1,223 million euros). The change in cash flow hedges in the amount of 926 million euros before tax effect (572 million euros after taxes) is also essentially due to fuel purchase hedges (893 million euros).

•	The reclassification of treasury shares as a deduction from equity capital in the amount of 76 million euros, which were previously presented as marketable securities.

The line “Salary-share swap” presents the costs of the shares allotted by the State to the employees of Air France under the 2003 plan. The debt initially recorded in this respect of 109 million euros is reduced by the amount of the expense for the period corresponding to the fair value of the services rendered by the employees in consideration for the shares received (See Note 6.1).

Air France — KLM Group

Consolidated statement of cash flows

		In EUR million
Half Year ended September 30,	Notes	2005	2004
Income for consolidated entity		841	707
Amortization, depreciation and operating provisions		870	778
Financial provisions		—	4
Income on disposals of tangible and intangible assets		(45)	(20)
Income on disposals of subsidiaries and equity interests		1	—
Gain on Amadeus GTD transaction	9	(504)	—
Income on financial instruments		(7)	—
Unrealized currency adjustment		19	16
Negative goodwill		(5)	(420)
Other non-monetary items		(30)	(7)
Non-monetary income from equity affiliates		33	(28)
Deferred taxes		128	179

Marge d’autofinancement		1,301	1,209

(Increase) / decrease in inventories		(45)	3
(Increase) / decrease in trade receivables		(420)	(39)
Increase / (decrease) in trade payables		195	28
(Increase) / decrease in other receivables and payables		280	(121)

Cash flow from operating activities		1,311	1,080

Acquisitions of subsidiaries and equity interests		(30)	586
Investments in tangible and intangible assets		(1,373)	(1,033)
Disposals of subsidiaries and equity interests		10	6
Net cash received on Amadeus GTD transaction		817	—
Income from disposal of tangible and intangible assets		147	122

Cash flow from investing activities		(429)	(319)

New debt issues		1,090	391
Debt repayments		(344)	(151)
Repayment of debt resulting from finance leases		(276)	(168)
Decrease (increase) in loans, net		(28)	30
Decrease (increase) in investments, net		51	(77)
Dividends paid		(41)	(23)

Cash flow from financing activities		452	2

Translation adjustments		2	1

Change in cash and cash equivalents		1,336	764

Opening cash and cash equivalents		2,238	1,417
Closing cash and cash equivalents		3,574	2,181

*	established in accordance with the accounting principles and valuation methods of the IFRS adopted by the European Union.

Air France — KLM Group

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS

Air France — KLM Group

1. BUSINESS DESCRIPTION

The term “Air France–KLM” used hereinafter refers to the joint stock company (French société anonyme) governed by French law, and excluding consolidated subsidiaries. The term “Group” refers to the economic entity composed of Air France–KLM and its subsidiaries.

The Group, with registered offices in France, is one of the largest airline groups in the world.

The principal business is the air transport of passengers. The Group’s businesses also include cargo transport, aircraft maintenance and any other activity related to air transport, including catering and chartered air transport.

2. ACCOUNTING PRINCIPLES

2.1. General context

Pursuant to European Regulation 1606/2002 of July 19, 2002, the financial statements published as of fiscal year 2005/2006 are prepared in accordance with the international accounting standards stipulated by the International Accounting Standards Board (IASB) and approved by the European Union on the date these financial statements were prepared.

Those accounting standards include the International Accounting Standards (IAS), the International Financial Reporting Standards (IFRS), and the interpretations of the Standards Interpretation Committee (SIC) and the International Financial Reporting Interpretation Committee (IFRIC).

The obligation to present a year of comparative data set the transition from the French accounting standards to the IAS/IFRS accounting standards on April 1, 2004, the date on which a balance sheet was prepared and restated in accordance with the requirements set forth in IFRS 1 “First-Time Adoption of International Financial Reporting Standards”.

The note “Transition from French accounting principles to IFRS” details the principal impacts on the opening balance sheet at April 1, 2004 and the principal differences with the French accounting principles previously applied. This note also presents the reconciliation between the consolidated net income at March 31, 2005 and the change in consolidated equity capital between April 1, 2004 and March 31, 2005 under the new accounting standards and the French accounting principles previously used.

In accordance with the option offered, IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” relating to financial instruments were applied as of April 1, 2005.

In addition, the Group decided to implement IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” early at April 1, 2004. The effects of the early application of this standard are also described in the memorandum on the “Transition from French Accounting Principles to IFRS “ in this document.

The interim statements as of September 30, 2005 are established in accordance with IFRS accounting and valuation principles. They present summary statements in accordance with the provisions of IAS 34 (covering interim financial information) for the comparative periods used. The notes are prepared in accordance with the presentation and reporting rules applicable to interim accounts as defined in the general regulations of the French Autorité des Marchés Financiers (AMF).

Between now and March 31, 2006, the IFRS could change. In that case, because of the retrospective application of the standards, the opening situation presented below could be adjusted if necessary as well as the accounts established as of April 1, 2004.

Air France — KLM Group

2.2. Interim statements

The accounting principles used by the Group are described below in this note.

Revenues and income from current operations are characterized by their seasonal nature related to a high level of activity over the first half of the year. This phenomenon varies in magnitude depending on the year. In accordance with IFRS, revenues and the related expenses are recognized over the period in which they are realized.

For the interim statements, the tax charge (current and deferred) is calculated by applying to the book income for the period the estimated annual average tax rate for the current year for each entity or tax group.

2.3. Use of estimates

The establishment of the consolidated financial statements in compliance with the accounting standards in force means that the Group’s management makes estimates and formulates assumptions that have an impact on the financial statements and the related notes.

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable which form the basis for these assessments.

The amounts that appear in future consolidated financial statements could differ from these estimates depending on changes in the assumptions used or different conditions.

2.4. Consolidation methods

2.4.1 Subsidiaries

Companies in which the Group exercises de facto or de jure exclusive control are fully consolidated. Control means the power to direct the financial and operating policies of an entity in order to obtain the benefits of its activities. The financial statements of controlled companies are consolidated as soon as control becomes effective until the control ends.

The portion of net earnings and equity that goes to third parties is deducted respectively from the net earnings and equity of the consolidated entity and is presented on the line “minority interests”.

2.4.2. Equity interests in associates and joint ventures

Companies in which the Group has significant influence on management and financial policy are accounted for using the equity method; significant influence is assumed when the Group holds more than 20% of the voting rights.

In addition, companies in which the Group exercises joint control are accounted for using the equity method.

Under the equity method, equity interests are accounted for at cost, adjusted for any post-acquisition changes in the investor’s percentage of the entity held, and for any impairment in the net interest.

The losses of an equity affiliate that exceed the value of the Group’s interest in this entity are not accounted for, unless:

•	the Group has a legal or implied obligation to cover the losses; or

•	the Group has made payments in the name of the associate.

Any surplus between the acquisition cost of the Group’s share in the fair value of the identifiable assets, liabilities and contingent liabilities of the associate company on the date of acquisition is accounted for as goodwill and included in the book value of the interest accounted for using the equity method.

The equity interests in which the Group has ceased to exercise significant influence or joint control are no longer consolidated as of that date and are valued at the lower of the following two values: the equity value on the date of withdrawal from consolidation or the useful value.

Air France — KLM Group

2.4.3 Exclusions from the scope of consolidation

Companies that fulfill the criteria outlined above, but do not represent long-term holdings on the acquisition date, are not consolidated. This estimate of the permanent nature of the holding is, however, reviewed every year.

2.4.4 Consolidation restatements

All intercompany transactions, including significant asset and liability transfers, between fully-consolidated companies, are eliminated. The same treatment applies to internal Group items such as dividends and capital gains.

Gains and losses on internal transfers between equity affiliates are eliminated up to the Group’s effective percentage interest in such affiliates.

2.4.5 Closing date

With the exception of a few subsidiaries and equity affiliates that close their books at December 31, all Group companies are consolidated based on annual accounts closed on March 31.

2.5. Translation of financial statements and transactions in foreign currencies

2.5.1. Translation of foreign companies’ financial statements

The financial statements of foreign subsidiaries are translated into euros on the following basis:

•	with the exception of the equity capital for which the historical prices are applied, balance sheet items are converted on the basis of the exchange rates in effect on the closing date;

•	the income statement and the statement of cash flows are converted on the basis of the average exchange rates for the period;

•	the resulting translation adjustment is booked in the “Translation adjustments” item included in equity capital.

Goodwill is expressed in the functional currency of the entity acquired and is converted into euros at the closing rate.

The accounts of non-autonomous foreign entities, whose functional currency is not the euro and whose activity is an extension of the parent company, are converted into euros using the historical cost method.

2.5.2. Translation of foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the exchange rate of the related hedge.

Assets and liabilities denominated in foreign currencies valued at the rate in effect on the closing date or, where applicable, at the rate of the related hedge.

The corresponding exchange differences are recorded in the income statement and the changes in the fair value of the hedging instruments are recorded using the treatment described in section “2.11. Financial instruments, valuation of financial assets and liabilities”.

Air France — KLM Group

2.6. Business combinations

2.6.1 Combinations before the date of the first adoption of the IFRS

In accordance with the option offered by IFRS 1, business combinations prior to April 1, 2004 (essentially Air Inter and UTA) have not been restated pursuant to IFRS 3.

2.6.2 Combinations after April 1, 2004

Acquisitions of subsidiaries are recognized using the acquisition method. The acquisition cost includes the following items on the date of the combination:

•	the fair value of the assets, liabilities and contingent liabilities acquired;

•	any equity instrument issued by the Group in exchange for control of the entity acquired;

•	any other costs that may be attributable to the business combination.

Pursuant to IFRS 3 concerning business combinations, in the case of the first consolidation of an entity, the Group values all the assets, liabilities and contingent liabilities at fair value within a period not exceeding twelve months from the date of the acquisition. Under this same standard, the goodwill resulting from the difference between the acquisition cost and the share of the Group’s equity capital after valuation at fair value of the assets and liabilities acquired are no longer amortized, but are subject to annual depreciation tests and periodic tests in the event of a negative change in certain indicators.

Badwill is immediately recognized on the income statement.

The assets that satisfy the provisions of IFRS 5 are recognized and valued at their fair value minus the costs necessary for the sale.

2.7. Revenues

For air transportation operations, revenues are recognized as and when transportation is completed, net of any discounts granted. Transportation is also the trigger for the recognition as external expenses of the commissions paid to agents.

As a result, the tickets issued both for passengers and cargo are recorded on the issue date as “Advance ticket sales”.

However, the receipts for tickets issued that are not used are booked as revenues as soon as the ticket is issued by applying a statistical rate that is regularly updated.

The revenues from third-party “flight-time” maintenance agreements excluding engines are booked on the basis of the increase in the flight time declared by the customer when there is no restitution condition related to the agreement. For other industrial activity contracts, the Group records the revenues based on the costs incurred method.

2.8. Loyalty program

Until June 1, 2005, each of the two sub-groups (Air France and KLM) composing the Group had its own frequent flyer program: “Frequence Plus” and “Flying Dutchman”, which allowed members to acquire “air miles” as they flew on Air France, KLM or with other partner companies. These air miles entitled members to a variety of benefits such as free flights with the two companies.

In the context of the merger of the two companies, a joint frequent flyer program “Flying Blue” was launched in June 2005 and combined the miles from the two previous programs.

Air France — KLM Group

The probability of air miles being converted into award tickets is estimated using a statistical method, which generates a so-called “redemption”.

The value of air miles is estimated based on the specific terms and conditions for the use of free tickets. This estimate takes into consideration the discounted marginal cost of the passenger concerned (catering, fuel, ticket issue costs, etc.) and the discounted cost of the air miles used with the company’s partners.

The estimated air miles are deducted from revenues and recorded under the caption “Advanced ticket sales”, as and when acquired by members,

The Company also sells air miles to partner companies participating in current loyalty programs, such as credit card companies, hotel chains and car rental firms. The portion of these sales corresponding to the cost of the air miles is recorded as “Other creditors” and the margin is immediately booked as income.

2.9. Distinction between income from current operations and income from operating activities

Income from current operations includes all the income and expenses directly related to the Group’s ordinary activities. Unusual items defined as non-recurring income and expenses by virtue of their frequency, nature and amount (such as restructuring costs) and non-financial items are recorded as income from operating activities.

2.10. Earnings per share

Earnings per share are obtained by dividing the Group’s net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years presented does not include treasury stock or shares held in connection with stock option plans.

Diluted earnings per share are calculated by dividing the Group share of net income by the average number of shares outstanding during the year, adjusted for any potentially diluting shares of common stock.

2.11. Financial instruments, valuation of financial assets and liabilities

Since April 1, 2005, the Group has applied standards IAS 32 and IAS 39.

2.11.1 Valuation of trade receivables and non-current financial assets

Trade receivables, loans and other non-current financial assets are considered to be assets issued by the company and are booked using the amortized cost method. They may also be covered by a provision for depreciation if there is an objective indication of a loss of value. This depreciation, which then equals the difference between the net book value and the recoverable value, is booked as income.

2.11.2 Investments in unconsolidated companies

Equity investments in unconsolidated companies and other long-term financial investments are classified as assets available for sale and appear on the balance sheet at their fair value. Unrealized gains and losses are recorded in a separate component of equity capital, the “Fair Value Reserves”. For publicly-traded securities, the fair value is the market price, with the exception of cases where other elements allow a fairer valuation. For other securities, if the fair value cannot be reliably estimated, it equals the acquisition cost net of possible losses of value. If there is an indication of a loss of value of the financial asset, the amount of the loss is booked on the income statement for the period.

2.11.3 Derivative instruments

The Group uses various derivative instruments to hedge its exposure to the risks of changes in interest rates, exchange rates or fuel prices.

Air France — KLM Group

Forward currency contracts and options are used to cover exposure to exchange rates. For firm commitments, the unrealized gains and losses on these financial instruments are included in the net book value of the hedged asset or liability.

The Group also uses rate swaps to manage its exposure to the rate risk. Most of the swaps traded convert variable-rate debt to fixed-rate debt.

Finally, exposure to the fuel risk is covered by swaps or options on jet fuel, diesel or Brent.

Most of these derivatives are classified in the accounts as hedging instruments if the derivative is eligible as a hedging instrument and if the hedging contracts are documented as required by standard IAS 39.

These derivative instruments are recorded on the balance sheet at their fair value. The method of accounting for changes in fair value depends on the classification of the derivative instruments:

•	Fair value hedge: the changes in fair value of the derivative are booked as results and offset, in the amount of the effective portion, the changes in the fair value of the underlying item (assets, liability or firm commitment), which are also recognized as income.

•	Future flow hedge: the changes in fair value are booked as equity for the effective amount and are reclassified as income when the hedged element affects equity. The ineffective portion is recorded directly as financial income.

•	Transaction derivatives: the changes in fair value for the derivative are booked as financial income.

2.11.4 Convertible bonds

Convertible bonds are considered to be financial instruments composed of two elements: a bond component recorded as debt and a stock component recorded as equity capital. The bond component is equal to the discounted value of all coupons due for the bond at the rate of a simple bond that would have been issued at the same time as the convertible bond. The value of the stock component recorded as equity is calculated by the difference with the nominal amount of the bond at issue. The difference between the financial expense booked and the amounts effectively paid out is added, at each closing, to the amount of the debt component so that, at maturity, the amount to be repaid if there is no conversion equals the redemption price.

2.11.5 Cash and cash equivalents

Cash and cash equivalents include cash, short-term deposits and bank overdrafts initially established for less than three months and which have no risk of a significant change in value.

2.11.6 Financial liabilities

Borrowings are recorded at the amortized costs calculated on the basis of the effective interest rate. Under this principle, any redemption and issue premiums are recorded under debts in the balance sheet and amortized as financial items over the life of the loans.

In addition, the financial liabilities documented in the context of fair value relationships are revalued at the fair value for the risk hedged, i.e. the risk related to the fluctuation in interest rates. Changes in fair value are recorded symmetrically in the income statement for the period with the change in fair value of the hedging swaps.

2.12. Goodwill

Goodwill represents the surplus between the acquisition cost and the buyer’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the entity acquired.

Goodwill is valued in the functional currency of the entity acquired.

Air France — KLM Group

Positive goodwill is booked as an asset. It is not amortized and is submitted to impairment tests annually or at the appearance of indices that could call into question the value recognized on the balance sheet. Losses of value recorded may not subsequently be reversed.

When the share of the fair value of the assets, liabilities and contingent liabilities acquired exceeds the acquisition cost, Badwill is immediately recognized on the income statement.

At the time of the sale of a subsidiary or a jointly controlled entity, the amount of the goodwill attributable to the subsidiary is included in the calculation of the income from the sale.

2.13. Other intangible assets

Intangible assets are recorded at the initial acquisition cost minus the total of the amortizations and any losses of value.

Identifiable intangible assets acquired with a defined useful life are amortized on the basis of their own useful life from the date they are placed in service.

Identifiable intangible assets acquired for which the useful life is indefinite, essentially the brands acquired through business combinations, are not amortized but are tested every year for impairment or at the appearance of indices that could call into question the value accounted for on the balance sheet. If necessary, an impairment is recorded.

Other intangible assets are amortized using the straight line method over the normal useful lives:

Software	1 to 5 years
Customer files	5 to 12 years
Other	Based on their useful life

2.14. Property, plant and equipment

2.14.1 Special rule for the opening balance sheet

In the context of the initial application of the IFRS and in accordance with the option offered by IFRS 1, the Group valued the fair value of its fleet at April 1, 2004 and used this valuation as the “assumed cost”.

This treatment thus allows the Group to have all of its fleet accounted for at fair value, given that market value was used when valuing the acquisition balance sheet for the acquisition of the KLM group in the same period (May 1, 2004).

The valuations were conducted by independent experts.

2.14.2 Principles applicable since April 1, 2004

Property, plant and equipment are recorded at the historical acquisition or manufacturing cost, less total amortizations and any depreciation for loss of value.

The financial interest on the capital used to finance the investments during the period prior to operation are an integral part of the historical cost. Insofar as investment installments are not financed by specific loans, the Group uses the average interest rate on the current unallocated loans at the end of the period in question.

Maintenance costs are booked as expenses for the period, with the exception of programs that extend the useful life of the asset or increase its value, which are then capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

2.14.3 Flight equipment

The acquisition price of aircraft equipment is denominated in foreign currencies. It is converted at the payment price or, if applicable, at the hedging price assigned to it. Manufacturers’ discounts if any are deducted from the value of the asset in question.

Air France — KLM Group

Aircraft are depreciated using the straight-line method over their average estimated useful life. Since April 1, 2004, this period has been set at 20 years without residual value except in special cases.

Given a market in which transactions are denominated in US dollars, and the useful life set on average at 20 years, no residual value on the date of entry into service is determined on the acquisition date.

The accounting standard recommends an annual review of the residual value and the amortization schedule. During the operating cycle, in developing fleet replacement plans, the Group reviews whether the amortizable base or the useful life should be adapted and, if necessary, determines whether a residual value should be recognized.

Any airframes and engines (excluding parts with a limited useful life) are isolated from the aircraft acquisition price and amortized over the current duration until the next scheduled major maintenance event.

Aircraft parts are recorded in the consolidated balance sheet as fixed assets. The amortization period varies from 3 to 20 years depending on the technical properties of each item.

2.14.4 Other property, plant and equipment

Other property, plant and equipment are amortized using the straight line method over the normal useful lives:

Buildings	20 to 40 years
Fixtures and fittings	8 to 15 years
Flight simulators	10 to 20 years
Equipment and tools	5 to 15 years

2.14.5. Leases

In accordance with IAS 17 “Leases”, leases are classified as finance leases when the terms of the lease substantially transfer almost all the risks and benefits inherent in ownership to the lessee. All other leases are classified as operating leases.

The assets held under a finance lease are recognized as assets at the lower of two values: the discounted value of the minimum payments under the lease or their fair value determined at the start of the lease. The corresponding liability owed to the lessor is recorded on the balance sheet as an obligation resulting from the finance lease as financial liabilities.

These assets are amortized over the shorter of two periods: the useful life of the assets and the term of the finance lease.

In the context of finance lease transactions followed by an operating lease, the gains are treated as follows:

•	they are immediately recognized as income when the transaction is executed under market conditions;

•	they are extended over the residual life of the lease when the transaction is executed under other than market conditions.

2.15. Asset value test

Pursuant to IAS 36 “Impairment of Assets”, the Group reviews annually the book values of tangible and intangible assets in order to asses whether there is any indication showing that the value of these assets could change. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the loss of value. The recoverable value is the higher of two values: the fair value minus selling costs and its useful value.

When it is not possible to estimate the recoverable value of an asset considered separately, it is attached to other assets.

The Group determined that the smallest level at which assets could be tested were the cash-generating units (CGU) corresponding to the Group’s business sectors (see sector information).

When the recoverable value of a CGU is less than its book value, a depreciation is recognized. This depreciation is allocated first to the balance sheet value of the goodwill. The remainder is allocated to the other assets composing the CGU prorated on the basis of their book value.

Air France — KLM Group

The recoverable value of the CGUs is determined by using a discount rate corresponding to the weighted average cost of the Group’s capital, which was 7.5% for fiscal 2004/05.

2.16. Inventories

Inventories are valued at the lower of their cost price or their net market value.

The cost price is the acquisition cost or the production costs incurred to bring the inventories to their current condition and location. These costs include the direct and indirect production costs incurred under normal operating conditions.

Inventories are valued on a weighted average basis.

The net market value of the inventories is the selling price estimated in the normal course of business minus the estimated costs to finish the products and the estimated costs necessary to make the sale.

2.17. Treasury stock

Shares representing the capital of the parent company held by the Group are recognized as a deduction from consolidated equity at the acquisition cost. Subsequent sales are charged directly against equity and no income is recorded.

As the Group decided to apply standards IAS 32 and 39 with respect to financial instruments as of April 1, 2005, treasury stock held for stock option plans are classified until that date as marketable securities at their cost price. These shares are depreciated if necessary. As of April 1, 2005, they are deducted from shareholders’ equity.

2.18. Pension and related obligations

The Group’s commitments in respect of defined benefit pension plans and termination indemnities on retirement are calculated, pursuant to IAS 19, using the projected units of credit method, factoring in the specific economic conditions in the various countries concerned. The commitments are covered either by insurance or pension funds or by provisions recorded on the balance sheet as and when rights are acquired by employees.

The Group has used the option offered by IFRS 1, which allows recognizing the balance of the actuarial differences on the date of the transition to IFRS (i.e. April 1, 2004) directly as shareholders’ equity.

As of April 1, 2004, any gains or losses resulting from changes in actuarial assumptions are recognized only when they are higher than 10% of the higher of the value of the commitment or the value of the fund. The fraction exceeding 10% is then spread over the average residual period of the employee’s term of employment.

2.18.1 Specific information concerning the pension funds

With respect to recording the value of the surplus funds on the balance sheet, IAS 19, which is not very specific on this issue, is subject to interpretation.

IFRIC, the technical body of the International Accounting Standard Board (IASB) responsible for interpretation of the standards, has been asked about this situation, particularly for certain Dutch companies.

2.18.5. Accounting position for closing

To date, IFRIC has not yet issued its conclusions; the Group is therefore still waiting for a definitive position. After studying the standard, the Group believes that a surplus may be recognized and has booked it in its accounts. The amount recorded on the balance sheet was also limited pursuant to the provisions of the standard, which provides for a cap rule when certain criteria are met. The amount of assets not recognized on the date of the acquisition is 0.4 billion euros.

Air France — KLM Group

However, pending clarification and as a measure of prudence, the Group has decided to defer all the effects induced by this recognition on the balance sheet (write-back of the Badwill attributable to it, change in the cap related to the change in the value of the funds for the year).

The accounting consequences, depending on whether IFRIC confirms (see 2.18.3) or rejects (see 2.18.4) the recognition of the value of the surplus funds on the balance sheet, are described below:

2.18.3. Recognition of the surplus value of the funds on the balance sheet

The fraction of Badwill related to this surplus value, amounting 622 million euros at the acquisition date, leads to an additional reversal of the negative goodwill in the income from operating activities.

The actuarial assumptions used for closing have changed since the KLM acquisition date (primarily the discount rate). These changes affect two principal elements—the amount of the cap and the value of the commitments. For the value of the commitments, the variation known as “actuarial variances” is amortized over the expected residual average working life of the personnel affected by these plans.

2.18.4. Non-recognition of the surplus value of the funds on the balance sheet

The fraction of Badwill related to this surplus value disappears as a contra to the cancellation of the value of the assets recorded.

In addition, the annual pension charge accounted for in the income statement, which reflects the normative charge pursuant to IAS 19, is increased in order to match the amount paid during the year by KLM to the fund management institutions.

2.18.5. Accounting position for the future

The Group believes that IFRIC’s opinion will not be known before the first quarter of 2006, which, for the Group, means at the close of fiscal 2005/2006.

When the opinion is issued, the accounting treatment will be applied retrospectively. The Group will re-estimate the acquisition balance sheet, which will result, if applicable, in the determination of new Badwill and an adjustment in the result for the 2004/2005 period; the accounts for the 2005/2006 period are not expected to need adjusting.

2.19. Provisions for restitution of aircraft under operating leases

Provisions are booked for restitution costs for airframes and engines relating to operating leases.

When, if applicable, the potential of the aircraft exceeds the contractual return conditions, the surplus is recorded as assets on the balance sheet and amortized on a straight-line basis over the period during which this potential exceeds the contractual restitution conditions.

2.20. Other provisions

The Group records a provision once there is a legal or implied obligation to a third party that will result in a disbursement of resources without expected consideration that can be reliably estimated. The amounts booked as provisions based on a schedule of disbursements are discounted when the effect of the passage of time is significant.

The effect of the passage of time is recorded as financial income.

Provisions for restructuring are recognized once the Group has established a formal, detailed plan which has been announced to the parties concerned.

Air France — KLM Group

2.21. Equity and debt issue costs - Redemption premiums

Debt issue costs are amortized as financial results over the term of the loans using an actuarial method.

Common stock issue and merger costs are deducted from additional paid-in capital.

2.22. Deferred taxes

The Group records deferred taxes using the liability method for any timing differences between the tax and book values of assets and liabilities shown on the balance sheet, with the exception of consolidated goodwill.

The tax rates used are those approved or virtually adopted on the closing date of the year.

Net deferred tax balances are determined on the basis of each tax entity.

Deferred tax assets related to timing differences and carry forwards are recognized only to the extent it is probable that a future taxable profit, determined with sufficient precision, will be earned at the level of the fiscal entity.

A deferred tax liability is also recognized on the undistributed reserves of the equity affiliates.

Taxes payable and/or deferred are recognized in the income statement for the period, unless they are generated by a transaction or event booked directly as equity capital.

2.23. Non-current assets held for sale and discontinued operations

Non-current assets or groups of assets intended for sale meet the criteria of such a classification if their book value will be primarily recovered through a sale transaction rather than through their continuing use. This condition is considered to be met when the sale is highly probable and the asset (or the group of assets intended for sale) is available for immediate sale in its current condition. Management must be committed to a sale plan, with the expectation that the sale will be concluded within a period of twelve months from the date on which the asset or group of assets was classified as a non-current asset intended for sale.

The Group values on each closing date whether it has initiated a process to remove an asset or activity and presents such assets, if any, as “non-current assets held for sale”.

These non-current assets held for sale are presented separately from the other assets on the balance sheet. Any liabilities related to non-current assets to be sold are also presented on a separate line in liabilities on the balance sheet.

Non-current assets held for sale and the groups intended to be sold are valued at the higher of their book value or their fair value minus exit costs. As of the date of such a classification, the asset is no longer amortized.

The results from discontinued operations are presented on the income statement separately from the results for continuing operations.

2.24. Share-based compensation

Pursuant to the temporary provisions stipulated by IFRS 2, only the plans granted after November 7, 2002, the rights to which were not acquired on April 1, 2004, were valued and booked as personnel costs. The other plans are not valued and remain unrecognized. This last category affects only the 1998 Wage for Share Exchange.

Stock option plans are valued at the fair value on the date the plans are awarded.

Air France — KLM Group

The fair value of the stock option plans is determined using the Black & Scholes method or the binomial law. This method takes into account the features of the plan (exercise price, exercise period) and the market data at the time they are granted (rate without risk, price of the share, volatility and expected dividends).

This fair value is estimated to be the fair value of the services rendered by the employees in consideration for the options received. It is recognized as a personnel cost as a contra to a capital increase spread over the period of acquisition of the rights. This personnel cost is adjusted, if applicable, to take into account the number of options effectively acquired.

Air France — KLM Group

3. CHANGES IN THE SCOPE OF CONSOLIDATION

ACQUISITION OF KLM

On April 5, 2004, Air France proposed a public exchange offer to shareholders of KLM common stock. The exchange parity was set at 11 Air France shares and 10 warrants for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM American Depositary Shares. As a result, Air France launched an initial offer that ended May 3, 2004.

Pursuant to Dutch law, Air France decided to launch, under the same conditions, a supplemental offer period which opened on May 4, 2004 and ended on May 21, 2004.

On that date, KLM shareholders had tendered a total of 45,093,299 shares of common stock, representing approximately 96.33% of the shares of KLM common stock.

Following the acquisition of shares after the closing date of the operation, Air France, which became Air France-KLM, held 97.30% of the common shares representing 49% of the KLM voting rights.

Based on the structure of the KLM Strategic Committee, the Air France-KLM group has the power to decide the company’s financial and operational strategies and, therefore, controls the KLM company. KLM is fully consolidated.

Pursuant to the provisions of IFRS 3, KLM was recognized using the acquisition method.

•	Acquisition price

The consideration paid for the acquisition of the 96.33% of the shares of KLM common stock by Air France was based on the market price of the Air France share on the two closing dates of the exchange offer (May 3 and 21, 2004).

The subscription warrants issued in the transaction were also valued at different dates. The fair value of the warrants issued was calculated using the Black & Scholes valuation method.

In accordance with the provisions of IFRS 3, the additional costs directly related to the KLM acquisition were included in the acquisition price. They consisted essentially of the fees paid for accounting, legal, valuation and banking services.

The KLM acquisition price breaks down as follows:

	Shares	Price (in €)	Consideration (in million euros)
- Air France - KLM shares issued :

May 3, 2004	45,938,857	14.65	673
May 21, 2004	3,663,774	12.81	47

- Subscription warrants issued :

May 3, 2004	41,762,597	1.07	45
May 21, 2004	3,330,702	0.98	3
- Shares acquired after the closing of the second offer on May 21			5
- Preferred and priority shares			15
- Value of the shares which the Dutch State agreed to sell			20
- Transaction costs			15
- Stock options (stocks options / rights related to appreciation of the shares)			9
- Other			(1)

Total acquisition price			831

Air France — KLM Group

•	Fair value of the assets and liabilities acquired

Assets and liabilities acquired (in millions of euros) at April 30, 2004	Fair value
Goodwill	—
Other tangible assets	435
Flight equipment	3,549
Other property, plant and equipment	805
Equity investments	193
Pension assets	959
Other financial assets	569
Deferred taxes	—
Other debtors	235
Inventories and work in progress	206
Trade receivables	720
Income tax receivables	—
Cash and cash equivalents	719

Total assets	8,390

Provisions and employee benefits	319
Financial liabilities	4,153
Other creditors	920
Trade payables	402
Advance ticket sales	486
Tax liabilities	181

Total liabilities	6,461

Percentage acquired	97.30%

Net assets acquired	1,877

Acquisition price	831

Badwill	1,046

•	Recognition of Badwill

On the basis of the estimates of the assets and liabilities valued on the acquisition date, the initial consolidation of the KLM group shows a surplus in the share acquired of the net fair value of KLM’s identifiable assets, liabilities and contingent liabilities over the acquisition cost in the amount of 1 046 million euros. This amount includes the recognition of the surplus of the funds constituted for the pilot retirement plan.

Because of the uncertainties affecting the recognition of the retirement surplus, the Group decided to freeze the effects induced by recognition, particularly the reversal as income of the fraction of the Badwill corresponding to this surplus (622 million euros at March 31, 2005).

Thus, the portion of the Badwill immediately reversed to the income statement totals 424 million euros. It was recorded as income from operating activities on the Badwill line.

•	Pro forma data

The pro forma income statement presents the results of the Air France-KLM group as if the acquisition of KLM had been completed at April 1, 2004, which is 6 months of activity. This result was determined using the accounting principles of the Air France-KLM group and applying retroactively at April 1, 2004 the impacts of the recognition at fair value of the KLM assets and liabilities.

Air France — KLM Group

4. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

4.1 - Information by sector of activity

The Group’s activity involves three principal sectors: passenger, cargo and aircraft maintenance. Catering, on-demand air transport, and the operations performed by the Group’s holding company are combined within the “Other” sector.

Half year ended September 30, 2005

In million euros	Passenger	Cargo	Maintenance	Other	Non distributed	Total
Total revenues	8,879	1,370	1,313	823	—	12,385
Intersector revenues	(339)	(12)	(902)	(310)	—	(1,563)

External revenues	8,540	1,358	411	513	—	10,822

Income from current operations	601	45	40	64	—	750
Income from operating activities	601	45	40	64	539	1,289

Half year ended September 30, 2004 (pro forma unaudited) (1)

In million euros	Passenger	Cargo	Maintenance	Other	Non distributed	Total
Total revenues	8,152	1,255	1,272	790	—	11,469
Intersector revenues	(285)	(10)	(874)	(274)	—	(1,443)

External revenues	7,867	1,245	398	516	—	10,026

Income from current operations	394	37	21	60	0	512
Income from operating activities	394	37	21	60	464	976

(1)	Consolidation of KLM Group for a six months period

Half year ended September 30, 2004

In million euros	Passenger	Cargo	Maintenance	Other	Non distributed	Total
Total revenues	7,818	1,173	1,249	739	—	10,979
Intersector revenues	(285)	(10)	(874)	(274)	—	(1,443)

External revenues	7,533	1,163	375	465	—	9,536

Income from current operations	396	34	30	50	0	510
Income from operating activities	396	34	30	50	459	969

The various sources of the Group’s operating revenues are described below:

Passenger: Passenger operating revenues primarily come from passenger transport services on scheduled flights that have the Company’s air code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and services linked to information systems.

Cargo: Cargo operating revenues come from freight transport on flights under the Company’s code, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and clients around the world.

Other: The revenues from this segment come primarily from catering provided by the group to third-party airlines and to charter flights operated primarily by Transavia.

Air France — KLM Group

4.2 - Analysis of operating revenues by geographical area of sale

Revenues from air transport operations are broken down by geographic region, based on ticket issuing locations.

Where a third-party airline is responsible for issuing the ticket, revenues are allocated to the appropriate location of the issuing airline.

	En millions d’euros
	Europe North Africa		Caribbean French guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Half year ended September 30, 2005

Scheduled passenger	5,257	(65.0)%	213	(2.6)%	579	(7.2)%	1,358	(16.8)%	681	(8.4)%	8,088
Other passenger revenues	326	(72.1)%	28	(6.2)%	18	(4.0)%	28	(6.2)%	52	(11.5)%	452

Total passenger	5,583	(65.4)%	241	(2.8)%	597	(7.0)%	1,386	(16.2)%	733	(8.6)%	8,540

Scheduled cargo	565	(45.0)%	17	(1.4)%	77	(6.1)%	154	(12.3)%	442	(35.2)%	1,255
Other cargo revenues	69	(67.0)%	2	(1.9)%	4	(3.9)%	12	(11.7)%	16	(15.5)%	103

Total cargo	634	(46.7)%	19	(1.4)%	81	(6.0)%	166	(12.2)%	458	(33.7)%	1,358

Maintenance	407	(99.0)%	—	—	—	—	—	—	4	(1.0)%	411
Others	505	(98.4)%	5	(1.0)%	3	(0.6)%	—	—	—	—	513

Total	7,129	(66.0)%	265	(2.4)%	681	(6.3)%	1,552	(14.3)%	1,195	(11.0)%	10,822

Half year ended September 30, 2004 (pro forma unaudited) (1)
Scheduled passenger	4,923	(66.1)%	203	(2.7)%	537	(7.2)%	1,148	(15.4)%	641	(8.6)%	7,452
Other passenger revenues	293	(70.7)%	23	(5.5)%	19	(4.6)%	28	(6.7)%	52	(12.5)%	415

Total passenger	5,216	(66.3)%	226	(2.9)%	556	(7.1)%	1,176	(14.9)%	693	(8.8)%	7,867

Scheduled cargo	536	(47.0)%	22	(1.9)%	79	(6.9)%	130	(11.4)%	374	(32.8)%	1,141
Other cargo revenues	73	(70.2)%	2	(1.9)%	3	(2.9)%	12	(11.5)%	14	(13.5)%	104

Total cargo	609	(48.9)%	24	(1.9)%	82	(6.6)%	142	(11.4)%	388	(31.2)%	1,245

Maintenance	395	(99.2)%	—	—	—	—	—	—	3	(0.8)%	398
Others	497	(96.3)%	12	(2.3)%	7	(1.4)%	—	—	—	—	516

Total	6,717	(67.1)%	262	(2.6)%	645	(6.4)%	1,318	(13.1)%	1,084	(10.8)%	10,026

(1) Consolidation of KLM Group for a six months period Half year ended September 30, (pro forma)
Scheduled passenger	4,700	(66.0)%	199	(2.8)%	515	(7.2)%	1,098	(15.4)%	614	(8.6)%	7,126
Other passenger revenues	285	(69.9)%	23	(5.7)%	19	(4.7)%	28	(6.9)%	52	(12.8)%	407

Total passenger	4,985	(66.3)%	222	(2.9)%	534	(7.1)%	1,126	(14.9)%	666	(8.8)%	7,533

Scheduled cargo	503	(47.2)%	22	(2.1)%	74	(7.0)%	122	(11.5)%	342	(32.2)%	1,063
Other cargo revenues	70	(70.0)%	2	(2.0)%	3	(3.0)%	12	(12.0)%	13	(13.0)%	100

Total cargo	573	(49.3)%	24	(2.1)%	77	(6.6)%	134	(11.5)%	355	(30.5)%	1,163

Maintenance	372	(99.2)%	—	—	—	—	—	—	3	(0.8)%	375
Others	446	(95.9)%	12	(2.6)%	7	(1.5)%	—	—	—	—	465

Total	6,376	(66.9)%	258	(2.7)%	618	(6.5)%	1,260	(13.2)%	1,024	(10.7)%	9,536

Air France — KLM Group

4.3 - Analysis of traffic revenues by geographical area of destination

Revenues for air transport operations can be analyzed on the basis of the following factors:

•	non-stop flights: revenues are allocated to the geographical network to which the route belongs;

•	flights with layovers: revenues are split between the various sections of the route in accordance with IATA standards (based on the weighted passenger-kilometers).

	In EUR million
	Europe North Africa		Caribbean French guiana Indian Ocean		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Half year ended September 30, 2005

Scheduled passenger	3,343	(41.3)%	555	(6.9)%	1,101	(13.6)%	1,868	(23.1)%	1,221	(15.1)%	8,088
Scheduled cargo	38	(3.1)%	87	(6.9)%	151	(12.0)%	394	(31.4)%	585	(46.6)%	1,255

Total	3,381	(36.2)%	642	(6.9)%	1,252	(13.4)%	2,262	(24.2)%	1,806	(19.3)%	9,343

Half year ended September 30, 2004 ( Pro forma unaudited)(1)

Scheduled passenger	3,175	(42.6)%	553	(7.4)%	990	(13.3)%	1,652	(22.2)%	1,082	(14.5)%	7,452
Scheduled cargo	47	(4.1)%	83	(7.3)%	151	(13.2)%	341	(29.9)%	519	(45.5)%	1,141

Total	3,222	(37.5)%	636	(7.4)%	1,141	(13.3)%	1,993	(23.2)%	1,601	(18.6)%	8,593

(1) Consolidation of KLM Group for a six months period

Half year ended March 31, 2004

Scheduled passenger	3,059	(42.8)%	532	(7.5)%	952	(13.4)%	1,551	(21.8)%	1,032	(14.5)%	7,126
Scheduled cargo	36	(3.4)%	86	(8.1)%	142	(13.4)%	325	(30.6)%	474	(44.5)%	1,063

Total	3,095	(37.8)%	618	(7.5)%	1,094	(13.4)%	1,876	(22.9)%	1,506	(18.4)%	8,189

5. EXTERNAL EXPENSES

	In EUR million
Half year ended September 30,	2005	2004 pro forma (1) unaudited	2004
Aircraft fuel	1,717	1,317	1,248
Chartering costs	289	284	276
Aircraft operating lease costs	309	305	289
Landing fees and en route charges	820	780	736
Catering	206	211	203
Handling charges and other operating costs	597	567	539
Aircraft maintenance costs	344	367	337
Commercial and distribution costs	636	765	734
Other external expenses	1,009	948	894

Total	5,927	5,544	5,256

Excluding Aircraft fuel	4,210	4,227	4,008

(1)	Consolidation of KLM Group for a six months period

Air France — KLM Group

6. SALARIES AND NUMBER OF EMPLOYEES

6.1 - Salaries and related costs

	In EUR million
Year ended March 31,	2005	2004 pro forma (1) unaudited	2004
By cost category
Wages and salaries	2,335	2,278	2,159
Pension contributions	236	236	223
Other social contributions	559	537	527
Expenses related to share-based compensation	14	—	—
Other expenses	51	27	26
Transfer of expenses	(60)	(61)	(60)

Total	3,135	3,017	2,875

(1) Consolidation of KLM Group for a six months period

Charges to provisions for pensions, retirement and severance indemnities are included in salaries and related costs.

Accruals due to vacations are included in “Other expenses”.

6.2 - Average number of employees

Year ended March 31,	2005	2004
Total	102,463	102,212

Fligth deck crew	7,828	7,792

Cabin crew	20,257	19,941

Groundstaff	74,378	74,479

Managers	13,065	12,783
Supervisors and technicians	29,809	29,236
Employees	31,504	32,460

The number of employees is the average number of paid employees weighted by actual presence.

Air France — KLM Group

7. DEPRECIATION AND AMORTIZATION

	In EUR million
Half year ended September 30,	2005	2004 pro forma (1) unaudited	2004
Net charge to depreciation/amortization

- Intangible fixed assets	19	20	18
- Flight equipment	663	678	649
- Other property, plant and equipment	127	124	115

	809	822	782

Net charge to operating provisions

- Fixed assets	—	—	—
- Inventories	—	—	—
- Trade receivable	5	2	2
- Risks and contingencies	56	(2)	(6)

	61	—	(4)

Total	870	822	778

(1) Consolidation of KLM Group for a six months period

8. OTHER INCOME AND CHARGES, NET

	In EUR million
Half year ended September 30,	2005	2004 pro forma (1) unaudited	2004
Joint operation of routes	(28)	(33)	(22)
Compensation on slot swaps	—	—	—
Other operating income and expenses	(6)	13	14

Total	(34)	(20)	(8)

(1) Consolidation of KLM Group for a six months period

9. OTHER NON-CURRENT INCOME AND EXPENSES

In fiscal 2004-05, Air France and the other air carriers that are shareholders of Amadeus GTD initiated negotiations with private equity investment funds to launch, through a company in which they would be partners, a tender offer for Amadeus GTD at a price of 7.35 euros per share. This Leveraged Buy Out (LBO) allowed Air France to externalize its potential capital gain, while remaining an Amadeus GTD shareholder. The offer closed early in July 2005 and the pre-tax gain on this transaction totaled 504 million euros.

Air France — KLM Group

10. NET COST OF FINANCIAL DEBT

	In EUR million
Half year ended September 30,	2005	2004 pro forma (1) unaudited	2004
Financial expenses
- Loan interest	(202)	(189)	(180)
- Capitalized interim interest	17	14	13
- Other financial expenses	(3)	(2)	(2)

	(188)	(177)	(169)
Financial income
- Income from marketable securities	23	16	16
- Other financial income	51	50	49

	74	66	65

Net charges	(114)	(111)	(104)

(1)	Consolidation of KLM Group for a six months period

The interest rate used for the calculation of capitalized interest for the year ended September 30, 2005 was 3.72% (3.67% for the year ended September 30, 2004).

11. OTHER FINANCIAL INCOME AND EXPENSES

	In EUR million
Half year ended September 30,	2005	2004
Exchange income (loss)	(19)	(16)
Change in fair value of the financial assets and liabilities valued at fair value	7	—
Reclassification of equity as income from gains and losses on assets available for sale	—	—
Net increase in provisions	—	(4)

Other financial income and expenses	(12)	(20)

The foreign exchange result for the period includes a net unrealized loss of 19 million euros (compared with an unrealized net gain of 16 million euros at September 30, 2004).

Air France — KLM Group

12. INCOME TAX

- Tax liability recognized in the income statement

	In EUR million
Year ended March 31,	2005	2004
Current tax liability

Liability for the year	(164)	(3)
Adjustment in the tax liability from previous years	—	1

	(164)	(2)
Deferred tax (liability)/income

Change in timing differences	25	(63)
Change in tax rates	—	—
Use / creation of fiscal deficits	(153)	(116)

	(128)	(179)

Total tax credit (charge)	(292)	(181)

The current tax liability relates to amounts paid or payable in the short term to the tax authorities for the year, in accordance with the regulations prevailing in various countries and any applicable treaties.

The tax liability for the first half of fiscal 2005/2006 includes the amount of 154 million euros for the tax on the gain on the Amadeus GTD transaction.

- Deferred taxes recognized directly in equity capital

The deferred taxes directly recognized in equity capital totaled (704) million euros at September 30, 2005. They correspond to the deferred tax on hedging instruments, the impact of which is recognized directly as equity capital.

There was no deferred tax recognized directly as equity at March 31, 2005.

13. EARNINGS PER SHARE

	In number of shares
Half year ended September 30,	2005	2004
Weighted average of:
- Common shares issued	269,383,518	260,438,781
- treasury shares purchased under stock option plan	(5,358,337)	(3,685,758)
- treasury shares purchased in stock buyback plan	(1,355,369)	(1,863,037)

Number of shares used to calculate base earnings per share	262,669,812	254,889,986

Number of diluted shares	18,508,349	18,508,349

Number of shares used to calculate diluted earnings per share	281,178,161	273,398,335

As the exercise price for the equity warrants for new or existing shares was 20 euros, they were not used in calculating diluted earnings per share.

Air France — KLM Group

Income used to calculate earnings per share breaks down as follows:

	In EUR million
Half year ended September 30,	2005	2004

Net income, Group share (used to calculate base earnings per share)	829	709

Income used to calculate diluted net earnings per share	836	709

	In Eur
Earnings (loss) per share, undiluted	3.16	2.78
Earnings (loss) per share, diluted	2.97	2.59

14. PROPERTY AND EQUIPMENT

	In million euros
	As of September 30, 2005			As of March 31, 2005
	Gross value	Depreciation	Net value	Gross value	Depreciation	Net value
Aircraft owned	6,597	1,750	4,847	6,465	1,688	4,777
Aircraft under finance leases	5,586	2,064	3,522	5,275	1,781	3,494
Other	3,270	848	2,422	2,938	815	2,123

Flight equipment	15,453	4,662	10,791	14,678	4,284	10,394

Land and buildings	2,362	1,182	1,180	2,318	1,127	1,191
Facilities and equipment	1,211	883	328	1,186	872	314
Other	999	590	409	958	568	390

Other property, plant and equipment	4,572	2,655	1,917	4,462	2,567	1,895

Total	20,025	7,317	12,708	19,140	6,851	12,289

The net value of aircraft acquired subject to a reservation of ownership clause totaled 242 million euros as of September 30, 2005 (303 million euros as of March 31, 2005).

The net value of other property, plant and equipment financed under finance leases was 208 million euros as of September 30, 2005 (217 million euros as of March 31, 2005).

15. INVESTMENTS IN EQUITY AFFILIATES

The decline in the item “Investments in equity affiliates” is due to the removal of the investment in Amadeus GTD in the context of the WAM operation (Tender Offer for the Amadeus GTD stock); the value of those shares was 324 million euros on the date of the operation (July 2005).

In addition, depreciation was recognized on the Martinair shares in the amount of 58 million euros. Martinair is a 50% owned subsidiary of KLM Group. This depreciation was recorded in the income statement as “Share of the results of equity affiliates”.

Air France — KLM Group

16. OTHER DEBTORS

As of September 30, 2005, other debtors include the fair value of the derivatives for the amount of 1,566 million euros in the “non-current” section of the balance sheet, and an amount of 1,124 million euros in the “current” section of the balance sheet.

17. STOCKHOLDERS’ EQUITY

17.1 - Breakdown of stock and voting rights

	% stock		% of voting rights
	September 30, 2005		March 31, 2005
	Stock	voting rights	Stock	voting rights
French State	18.6	19.0	23.2	23.8
Employees and former employees (1)	15.8	16.2	11.7	11.7
Treasury shares	2.4	—	2.4	—
Public	63.2	64.8	62.7	64.5

Total	100.0	100.0	100.0	100.0

(1)	Personnel and former employees identified in funds or by a Sicovam code.

17.2 - Other securities giving access to common stock

In April 2005, Air France issued a 15-year bond with an option of conversion and/or exchange for new or existing Air France-KLM Shares (“OCEANE”). 21,951,219 bonds were issued for the amount of 450 million euros. Each bond may be converted into one share of Air France-KLM stock. The maximum potential increase in Air France-KLM equity is 450 million euros.

Following the Exchange Offer for KLM, 45,093,299 subscription warrants for new or existing shares (“BASA”) were issued. Three BASA will give the right to purchase two new or existing shares of Air France-KLM stock, with a par value of 8.50 euros, at the exercise price of 20 euros per Air France-KLM share. BASA holders will have the option at any time during a 24-month period as of November 2005 to obtain new and/or existing shares of the company, at the company’s discretion, in exchange for the BASA.

The maximum potential increase in the equity capital of Air France-KLM is 601 million euros.

17.3 - Retained earnings

	In EUR million
	September 30, 2005	March 31, 2005
Distributable reserves	1,055	1,129
Retained earnings	—	—
Cash flow hedge	1,326	—
Other reserves	1,073	419
Net income (loss)	829	715

Total	4,283	2,263

Air France — KLM Group

18. PROVISIONS FOR LIABILITIES AND CHARGES

	In EUR million
	September 30, 2005			March 31, 2005
	Non- current	Current	Total	Non- current	Current	Total
Provisions for pensions, retirement and severance indemnities	935	—	935	864	—	864
Provisions for restitution for aircraft under operating leases	234	92	326	281	71	352
Provisions for restructuring	1	29	30	54	32	86
Provisions for disputes with third parties	21	20	41	20	6	26
Negative goodwill (see note 3)	622	0	622	622	0	622
Other provisions for risks and contingencies	92	18	110	144	15	159

Total	1,905	159	2,064	1,985	124	2,109

19. SHORT AND LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

	In EUR million
	September 30, 2005			March 31, 2005
	Non- current	Current	Total	Non- current	Current	Total
Perpetual subordinated loan stock	618	25	643	647	23	670
OCEANE	379	—	379	—	—	—
Loans, finance leases	4,887	569	5,456	5,005	447	5,452
Other long-term loans	2,334	355	2,689	2,179	553	2,732
Accrued interest not yet due	—	95	95	—	79	79

Total financial debt	8,218	1,044	9,262	7,831	1,102	8,933

20. DEFERRED TAX LIABILITIES

The change in deferred tax liabilities is due primarily to the recognition on the balance sheet of the fair value of the financial instruments.

21. OTHER PAYABLES

At September 30, 2005, other payables include the fair value of derivatives in the amount of 335 million euros in the “non-current” part of the balance sheet and in the amount of 201 million euros in the “current” section of the balance sheet.

22. LEASES

22.1 - Capital leases

	In EUR million
	September 30, 2005	March 31, 2005
Aircraft	6,532	5,037
Buildings	434	299

Total	6,966	5,336

22.2 - Operating leases

The undiscounted amount of the operating lease commitments for aircraft assets totaled 2,621 million euros at September 30, 2005 (2,851 million euros at March 31, 2005).

Air France — KLM Group

23. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of firm orders for flight equipment are as follows:

	In EUR million
	September 30, 2005	March 31, 2005
Y + 1	835	1,157
Y + 2	980	608
Y + 3	748	422
Y + 4	692	537
Y + 5	370	121
> 5 years	131	117

Total	3,756	2,962

These commitments are in USD, to be converted into euros at the year-end exchange rate each year.

At September 30, 2005, The Group had 54 aircraft under firm orders with manufacturers, an increase of six aircraft over March 31, 2005. The number of options was up by two units at 34 aircraft at the end of September 2005. This change is due to:

•	new orders for a total of 14 aircraft placed by the Group with the makers in the first half for the long- and medium-haul fleets and the cargo fleet;

•	a change in the order with Embraer reducing the order book by one unit;

•	the delivery of seven aircraft under existing contracts: one B737-700, one A319, four A330-200 and one 747-400ERF.

A breakdown by fleet type is provided below :

Long-haul fleet

Passenger activity

An additional order for five 777-300ER was signed with Boeing in July 2005.

Moreover, during the first half of 2005, Air France took delivery on the last two A330-200 from the order placed in March 2000, the number of planes in this long-haul fleet is stabilized at 16 aircraft.

The announcement of a delay in the delivery of the A380-800 mentioned above was made by Airbus to Air France during the six-month period. The new delivery schedule is currently being discussed by the Company and the aircraft manufacturer.

In the first half, KLM placed an additional order for one 777-200ER from Boeing. As of September 30, 2005, there are three 777-200ER under firm orders, with deliveries scheduled in February 2006, April 2006 and February 2008.

Under the fleet replacement program, Airbus delivered the first two A330-200. At the end of September 2005, there were four A330-200 on firm order with deliveries scheduled in November 2005, April 2006, August 2006 and December 2006.

Air France — KLM Group

Cargo

The problem of replacing this fleet, which was composed until early in the decade of 747-200, has existed for a long time. A partial response was made with the order for five long-radium 747-400 ERF, the last of which entered service in June 2005. But the performance of these aircraft inherently limits them to the longest routes of the network.

In addition to this first replacement phase, Air France placed an order with Boeing for eight 777F (five firm orders and three options), the new cargo unit based on the 777-200LR and the 777-300ER. Deliveries will begin in winter 2008-2009.

Medium-haul fleet

The process of streamlining this fleet around the A320 family has continued according to the schedule established for several years. In this respect, in addition to the initial order for fifteen aircraft placed in December 1999, Air France confirmed its interest in the A318, the entry-level unit of the Airbus family, equipped with a 123-seat cabin, by exercising three options, to be delivered over the winter of 2006-2007. After the withdrawal of the last 737, this order will allow the operation of a target fleet of eighteen A318 in the summer of 2007.

During the six-month period, the A319ER fleet was expanded with the delivery of one aircraft in April 2005, which is operated on the long legs of the Dedicate network.

One 737-700 was accepted in April 2005 by Transavia.

Regional-company fleet

Regional placed an order for six Embraer 190, the new plane (100 seats) from the Brazilian manufacturer. This order replaces a previous order for seven 50-seat Embraer ERJ145. Deliveries will begin in the first quarter of 2007.

Air France — KLM Group

These commitments are for the following aircraft:

Aircraft type	As of	Year of delivery	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	September 30, 2005	Firm orders	4	5	—	—	—	—
		options	—	—	1	2	1	—
	March 31, 2005	Firm orders	3	3	—	—	—	—
		options	—	5	2	—	—	—

A 319	September 30, 2005	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2005	Firm orders	2	—	—	—	—	—
		options	—	—	—	—	—	—

A 320	September 30, 2005	Firm orders	—	—	—	—	—	—
		options	—	—	1	—	—	—
	March 31, 2005	Firm orders	—	—	—	—	—	—
		options	—	2	1	—	—	—

A 330	September 30, 2005	Firm orders	3	1	—	—	—	—
		options	—	—	1	—	—	—
	March 31, 2005	Firm orders	6	2	—	—	—	—
		options	—	—	1	—	—	—

A 380	September 30, 2005	Firm orders	—	—	3	3	3	1
		options	—	—	—	—	—	4
	March 31, 2005	Firm orders	—	—	3	5	1	1
		options	—	—	—	1	1	2

B 737	September 30, 2005	Firm orders	—	—	—	—	—	—
		options	—	2	5	6	3	—
	March 31, 2005	Firm orders	1	—	—	—	—	—
		options	—	2	4	4	1	—

B 747	September 30, 2005	Firm orders	—	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2005	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—

B 777	September 30, 2005	Firm orders	9	6	2	6	—	—
		options	—	—	1	2	3	2
	March 31, 2005	Firm orders	5	5	2	—	—	—
		options	—	—	2	4	—	—

Embraer 190	September 30, 2005	Firm orders	—	4	2	—	—	—
		options	—	—	—	—	—	—

Embraer 145	March 31, 2005	Firm orders	5	2	—	—	—	—
		options	—	—	—	—	—	—

CRJ 700	September 30, 2005	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2005	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—

24. LITIGATION

The Group is involved in various disputes for which provisions have not necessarily been recognized in its financial statements.

The Company was definitively removed from the action by the Court of Appeals of Richmond, Virginia on December 9, 2004, in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

A lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines is still pending in the Federal Court of the Northern District of Ohio. However, given the small number of agents involved in this action, the financial stakes for the Company are not significant. No provisions have been recorded in connection with this suit by Air France.

Air France — KLM Group

In the case with IAP Intermodal, an American company, concerning the alleged infringement of three patents by several air carriers including Air France, a judgment dismissing the case against the Company is expected to be handed down in the near future by the Federal Court of the East District of Texas. No provisions have been recognized for this dispute.

Finally, in the dispute between Servair and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by Servair and no provisions have been funded.

None of the other disputes currently pending, for which Air France and KLM may not have set aside reasonably sufficient provisions, are likely to have a significant impact on the activities, financial position or operating results of the Group.

To the company’s knowledge, there is no other litigation, arbitration or unusual event that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Company or the Group.

25. TRANSITION FROM FRENCH ACCOUNTING PRINCIPLES TO IFRS

This memorandum details the principal impacts of the shift to international accounting standards on the opening balance sheet, the differences from the French principles previously applied, and the effects on the 2004/2005 income statement.

In accordance with the information provided in the first communication on the calculated impacts of the shift to IAS-IFRS, the financial data presented below have been minimally adjusted in relation to the data presented initially.

These adjustments are primarily due to the following:

•	the inclusion of the most recent updates for the interpretation of the existing standards;

•	the finalization of the work to value the acquisition balance sheet related to the consolidation of KLM;

•	the finalization of the validation of the restatements for the maintenance agreements;

•	and reclassifications of accounts, particularly on the balance sheet.

Regulatory framework used as well as the options taken for the first application of IFRS are described in item 2.

Air France — KLM Group

25.1 Transition of equity capital at April 1, 2004 – French accounting principles/IFRS

In million euros	Note
Equity capital, Group share – French standards (published at April 1, 2004)		4,062

Adjustments for shift to IAS-IFRS :
Valuation of property, plant and equipment	a	(740)
Pension commitments	b	(20)
Business combinations	c	—
Deferred tax on TSDI (perpetual subordinated notes)	d	(80)
Deferred tax on distributable reserves	e	(14)
Scope of consolidation – exclusive control	f	(58)
Scope of consolidation – significant influence	g	(4)
Other restatements	h à m	(2)
Deferred tax on the above restatements		245

Equity capital, Group share – IAS-IFRS at April 1, 2004		3,379

Minority interests - French standards (published)		23
Impact of the IAS - IFRS adjustments		64

Equity capital of the consolidated entity – IAS-IFRS standards at April 1, 2004		3,466

Initial application of the international financial reporting standards:

a) Valuation of property, plant and equipment

Under French accounting principles, all property, plant and equipment were recognized at historical cost and valued using the amortized cost method.

For establishing the opening balance sheet, IFRS 1 offers the possibility of valuing a tangible asset at its fair value and using this fair value as the presumed cost on the transition date.

Given the recent acquisition of the KLM group, for which the fair value was used in the procedure to value the acquisition balance sheet and, second, the euro/US dollar parity, which changed significantly between the date of acquisition of the aircraft and the date of adoption of IFRS, the Group has used this option. The aircraft of the Air France group for which fair value was used were individually valued by independent experts. The application of this option has a pre-tax impact of (740) million euros on equity capital at April 1, 2004.

b) Pension commitments

In the preparation of the financial statements in accordance with French accounting principles, the actuarial differences recorded for the valuation of pension commitments were amortized over the average residual working life of the employees in question when the net cumulative actuarial differences exceeded the larger of the following two values:

a. 10% of the discounted value of the obligation for the benefits, and

b. 10% of the fair value of any plan assets.

For the first-time application of the international standards, IFRS 1 offers the option of accounting, on the opening balance sheet, for all actuarial differences not yet recognized on the transition date.

Accounting for the actuarial variances under the option offered by IFRS 1 had a pre-tax impact of (20) million euros on equity capital at April 1, 2004.

c) Business combinations

The Group has opted to exercise the option offered by IFRS 1 which allows the first-time user not to apply IFRS 3 “Business Combinations” retrospectively for operations prior to the transition date, i.e. April 1, 2004.

No impact on the opening equity capital was recognized as a result.

Pursuant to IFRS 3, goodwill is no longer amortized as of April 1, 2004, but is the subject of a periodic impairment test (at least once a year).

Air France — KLM Group

Treatment of deferred taxes:

d) Perpetual subordinated loans

Pursuant to IAS 12, the Group concluded it was necessary to recognize under IFRS a deferred tax liability corresponding to the realizable gain when the perpetual subordinated loan securities are redeemed. The impact of the recognition of this deferred tax results in a decrease in equity capital of 80 million euros as of April 1, 2004.

e) Distributable reserves

IAS 12 requires the constitution of deferred tax on the undistributed reserves of the equity affiliates. Therefore, a deferred tax liability was recognized, primarily on the undistributed reserves of Amadeus GTD, for the amount of (4) million euros taken from equity capital at April 1, 2004.

Scope of consolidation:

f) Exclusive control

Under French GAAP, exclusive control is established when over 50% of a company is held.

Under IAS 27, when exclusive control, i.e. “the power to direct the financial and operating policies of an entity in order to obtain the benefits of its activities”, is demonstrated, despite a percentage of voting rights lower than 50%, the entity must be fully consolidated.

The Group believed that it exercised de facto control over its subsidiary Air France Partnairs Leasing (AFPL) and has fully consolidated this entity (previously consolidated using the equity method), thus eliminating intra-Group transactions in their entirety and no longer based on the holding percentage. As a result, the company recorded a reduction in equity capital of 58 million euros, before tax, at April 1, 2004.

g) Significant influence

Under French accounting principles, significant influence on an entity was assumed when the percentage of voting rights held in that entity reached 20%. However, when the significant influence was not exercised, the company could be excluded from the scope of consolidation, even when this threshold was reached.

This possibility of exclusion does not exist in IAS 28; therefore, the Group has included the entities Opodo and TOGA in its scope of consolidation. The impact on equity capital at April 1, 2004 is (24) million euros.

Other:

The other principal restatements are as follows:

h) Property, plant and equipment

IAS 16 “Property, Plant and Equipment” requires the recognition of all reasonably chargeable discounts, rebates and returns as a reduction on the acquisition prices of property, plant and equipment.

For some fixed assets recorded on the opening balance sheet at the amortized, historical price, the Group has deducted, from the acquisition cost, reductions recognized under French accounting principles as subsidies at the time they were paid. This restatement reduced equity capital at April 1, 2004 by 25 million euros before tax.

IAS 23 “Borrowing Costs” allows the capitalization of interim interest for fixed assets which require a long period of preparation before installation for use. This method has been applied prospectively by the Group since April 1, 1997 under French accounting principles. As the application of the IFRS is retrospective, the Group included interim interest, as of April 1, 2004 in the tangible assets acquired before April 1, 1997 and recognized in the opening balance sheet at the amortized historical cost. This restatement increased equity capital by 11 million euros, before tax, as of April 1, 2004.

Air France — KLM Group

i) Other restatements related to slot exchanges

The Group has signed a series of agreements with airline companies in order to exchange some of its summer and winter slots, which it does not intend to use, for other slots. This exchange of similar assets also includes a cash consideration. Under French accounting principles, the Group booked the entire gain resulting from the exchange at March 31, 2004, believing that all uncertainties related to the timetable and the resolution of the conditions precedent relating to the exchange of the winter slots were certain beyond a reasonable doubt.

Under IFRS, the Group considered that the transfer of the risks and benefits inherent in ownership of the slots was not yet completed for the exchange of the winter slots and, as a result, deferred at April 1, 2004 the recognition of a gain before tax of 20 million euros for the winter slots.

j) Other restatements related to leases

Under French accounting principles, the Air France Group considered a lease to be a finance lease only in the case where the lease agreement stipulated a purchase option at a preferential price.

The application of IAS 17 “Leases” resulted in the reclassification of a limited number of leases as finance leases. This reclassification resulted in a pre-tax increase in equity capital of 18 million euros as of April 1, 2004.

k) Other restatements related to provisions for restitution

The application of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, particularly the discounting of long-term provisions, had a pre-tax impact on equity capital of (7) million euros at April 1, 2004.

I) Other restatements related to trademark registration costs

Under IAS 38 “Intangible Assets”, trademark registration costs do not meet the criteria that define an asset and were therefore cancelled in the amount of (8) million euros.

m) Other restatements related to statistical provisions

The Group’s application of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” prohibits the recognition of provisions based on statistics. This led the Group to record a pre-tax adjustment of 15 million euros in IFRS equity capital at April 1, 2004.

Air France — KLM Group

25.2 Reconciliation of the change in equity capital for fiscal 2004/2005

The table below shows the impacts on the results for fiscal 2004/2005 of the restatements resulting from the implementation of IAS-IFRS on the opening equity capital and the restatements for the fiscal year.

In million euros	Note		April 1, 2004	Result 2004/2005	Capital increase	Other	March 31, 2005
Equity capital, Group share – French standards (published)			4,062	351	768	(20)	5,161

IAS-IFRS adjustments:
Valuation of property, plant and equipment	(a	)	(740)	89			(651)
Pension commitments			(20)	2			(18)
Deferred tax on TSDI (perpetual subordinated notes)			(80)	(7)			(87)
Deferred tax on distributable reserves			(4)	(41)			(45)
Scope of consolidation – exclusive control			(58)	38			(20)
Scope of consolidation – significant influence			(24)	11			(13)
Goodwill	(b	)		36			36
Badwill – KLM	(c	)		351			351
Share-based compensation	(f	)		(69)		69	—
Recognition of intangible assets – KLM	(d	)		(15)			(15)
Abandonment of residual value – KLM	(e	)		(23)			(23)
Other restatements	(g	)	(2)	(2)		(2)	(6)
Deferred tax impact on the above restatements			245	(6)			239

Equity capital, Group share – IAS-IFRS			3,379	715	768	47	4,909

Minority interests – French standards (published)			23	7		35	65
Impact of IAS-IFRS adjustments on minority interests			64	(23)		(3)	38

Total equity capital – IAS-IFRS			3,466	699	768	79	5,012

The principal restatements are described below:

Valuation of property, plant and equipment:

(a) Air France group fleet

The application of the option offered by IFRS1 allows the valuation of the Air France fleet at its fair value on the transition date. As a result, the allocations to depreciation on this fleet have been adjusted.

The impact on pre-tax income for fiscal 2004 / 2005 is 89 million euros.

Distributable reserves of equity affiliates:

(b) Deferred taxes on distributable reserves

As of April 1, 2004, as the Group did not intend to sell its stake in Amadeus GTD, the deferred tax on the distributable reserves of this company was calculated using a tax rate applicable to dividend distribution. As of March 31, 2005, as Amadeus GTD was engaged in an LBO, the Group used the rate applicable to disposals of securities for calculating this deferred tax. The revaluation of this tax over the period resulted in an additional charge of 41 million euros.

Scope of consolidation:

(c) Scope of consolidation – exclusive control

The company AFPL sold two aircraft to companies outside the Air France-KLM group during the period, for which internal sale gains had been neutralized in the opening balance sheet. These disposals outside the Group

Air France — KLM Group

generated an externalization of these capital gains in the amount of 38 million euros before tax on the income for the year.

(d) Scope of consolidation – significant influence

As of March 31, 2005, the Opodo securities held both by Air France and KLM are no longer accounted for using the equity method. The stake of the Air France-KLM Group dropped below 20% following a capital increase in which the Group did not participate. Air France-KLM believes that it no longer has a significant influence on this interest. Until June 30, 2004, the Opodo shares were accounted for using the equity method under IFRS. This restatement results in a pre-tax impact of 11 million euros on the income for the period.

Business combinations:

(e) Goodwill at April 1, 2004

Goodwill under IFRS 3 is no longer amortized, but is subject to a value test annually.

The impact on net income for fiscal 2004/2005 is 36 million euros.

(f) Negative goodwill - KLM

The sole business combination that has occurred since April 1, 2004 is the merger with the KLM group, completed as of May 1, 2004.

The accounting treatment of negative goodwill under French standards requires the recognition on the income statement of the expected economic returns related to the combination over the estimated period.

IFRS 3 requires full and immediate recognition of this goodwill on the income statement.

The impact on net income for fiscal 2004/2005 totals 353 million euros.

KLM’s tangible and intangible assets:

(g) Intangible assets

Certain intangible assets (customer data) valued under IFRS 3 in the context of the combination with KLM have a defined useful life (between 5 and 12 years). Therefore, they are amortized over this estimated useful life in accordance with IAS 38.

The impact of this amortization is a pre-tax impact of (15) million euros on net income for fiscal 2004/2005.

(h) Property, plant and equipment

In the context of the transition to IFRS, the useful life of the Group’s fleet was reviewed and estimated at 20 years, without residual value.

This change in amortization period and method has a pre-tax impact on net income of (23) million euros for fiscal 2004/2005.

Share-based compensation

(i) Offering reserved for employees

Pursuant to the provisional requirements of IFRS 2, the Group applies this standard for the stock option plans granted after November 7, 2002.

The stock option and purchase plans are valued at fair value on the date the plans are granted. This fair value is estimated to equal the fair value of the services rendered by the employees in consideration for the options received.

With regard to the Offering Reserved for the Employees, which took effect on February 21, 2005, given that there was no service condition after the date this plan was granted, the entire charge in the amount of (69) million euros corresponding to the valuation of the benefits received was recognized on the income statement during the period ended March 31, 2005 (the contra was booked as reserves).

Air France — KLM Group

25.2.1 Reconciliation of French standards/IAS-IFRS on the balance sheet at March 31, 2005

In EUR million
ASSETS	Published accounts	Valuation of property, plant and equipment	Pension commitments	Perpetuel subordinated loans	Tax on the reserves of equity affiliates	Scope of consolidation	Goodwill	Intangible assets	Others restatements	Deferred income tax on restatements	Reclassifications	Assets under IFRS
Goodwill	83						16				112	211
Intangible fixed assets	159						18	-15	386		-111	437
Flight equipment	10,917	-651				39			84		5	10,394
Other property, plant and equipment	1,837								58			1,895
Investments in equity affiliates	564					-9	2		13		1	571
Pension assets			3								1,046	1,049
Other financial assets	548			94		-11			331		124	1,086
Deferred taxes	97					-5			4	218	-174	140
Other debtors									51		299	350
including derivatives											299	299

Non-current assets	14,205	-651	3	94		14	36	-15	927	218	1,302	16,133

Other financial assets											76	76
Inventories and work in progress	389								-7			382
Trade receivables	2,272					1			-1			2,272
Income tax receivables										5	1	6
Other debtors	2,001								-37		-995	969
including derivatives											88	88
Cash equivalents	2,254											2,254
Cash	386					13					-1	398

Current assets	7,302					14			-45	5	-919	6,357

Total assets	21,507	-651	3	94	0	28	36	-15	882	223	383	22,490

Air France — KLM Group

In EUR million
LIABILITIES	Published accounts	Valuation of property, plant and equipment	Pension commitments	Perpetuel subordinated loans	Tax on the reserves of equity affiliates	Scope of consolidation	Goodwill	Intangible assets	Others restatements	Deferred income tax on restatements	Reclassifications	Liabilities under IFRS
Capital	2,290											2,290
Additional paid-in capital	390									-6		384
Treasury shares											-19	-19
Reserves and retained earnings	2,490	-651	-18	-87	-45	-29	387	-15	90	121	11	2,254
Cumulative translation adjustment	-9										9

Equity capital (Group share)	5,161	-651	-18	-87	-45	-29	387	-15	90	115	1	4,909

Minority interests	65					34			4			103

Equity capital and minority interests	5,226	-651	-18	-87	-45	5	387	-15	94	115	1	5,012

Provisions and employee benefits	2,265		21				-351		149		-99	1,985
Financial debt	8,268			87		16			522		-1,062	7,831
Deferred tax liabilities	81			87	45				1	108	-174	148
Other liabilities						7			213		261	481
including derivatives											218	218

Non-current liabilities	10,614		21	174	45	23	-351		885	108	-1,074	10,445

Provisions and employee benefits									26		98	124
Financial debt				7					27		1,068	1,102
Trade payables	1,905								-3		-1	1,901
Advanced ticket sales	1,656								16		-16	1,656
Income tax liabilities											8	8
Other liabilities	2,106								-163		37	1,980
including derivatives											88	88
Bank loans											262	262

Current liabilities	5,667			7					-97		1,456	7,033

Total liabilities	21,507	-651	3	94	0	28	36	-15	882	223	383	22,490

The “restatement” columns presented above summarize the adjustments made for the implementation of the IFRS and described earlier in the reconciliation of equity capital.

The “reclassification” columns primarily concern:

•	the classification of receivables, fixed assets, provisions and liabilities between the current portion and the non-current portion;

•	the elimination of the deposits and securities related to aircraft finance leases pursuant to IAS 1.

Air France — KLM Group

25.2.2 Presentation of the IFRS 2004/2005 income statement (unaudited)

The IFRS income statement for fiscal 2004/2005 breaks down as follows

In Eur million	June 30, 2004 (*) KLM 2 months	Sept. 30, 2004 KLM 5 months	Dec. 31, 2004 (*) KLM 8 months	March 31, 2005 KLM 11 months
Operating revenues	4,421	9,536	14,368	18,978
Other income from the business	1	5	5	5

External expenses	-2,430	-5,256	-8,043	-10,628
Salaries and related costs	-1,395	-2,875	-4,407	-6,064
Taxes other than income taxes	-56	-114	-171	-225
Depreciation / Amortization	-369	-782	-1,199	-1,578
Provisions	-4	4	-14	-28
Other income and expenses	2	-8	-8	22

Income from current operations	170	510	531	482

Sales of aircraft equipment	4	20	22	19
Restructuring costs	0	0	-9	-21
Gains on disposals of subsidiaries and affiliates	0	0	64	66
Negative goodwill	405	420	423	426
Other non current income and expenses	23	19	21	25

Income from operating activities	602	969	1,052	997

Income from cash and cash equivalents	12	65	87	125
Gross cost of financial debt	-70	-169	-256	-347

Net cost of financial debt	-58	-104	-169	-222

Other financial income and expenses	-21	-20	5	-8

Pre-tax income of consolidated companies	523	845	888	767

Income tax	-40	-181	-211	-147

Net income of consolidated companies	483	664	677	620

Share of results of equity affiliates	18	39	53	73

Net income from continuing operations	501	703	730	693

Net income from discontinued operations	1	4	7	6

Income before minority interests	502	707	737	699

Minority interests	-3	2	2	16

Net income - Group share	499	709	739	715

(*) unaudited and no limited review

Groupe Air France - KLM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: November 25, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations